As filed with the Securities and Exchange Commission on September 6, 2000
                                                 Registration No. 333-__________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          __________________________

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                          __________________________
                             FTI CONSULTING, INC.
            (Exact name of registrant as specified in its charter)

             MARYLAND                                                       52-1261113
     (State of Incorporation)                                  (I.R.S. Employer Identification No.)

                              2021 Research Drive
                              Annapolis, MD 21401
                                (410) 224-8770
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               Jack B. Dunn, IV
                     Chief Executive Officer and Chairman
                              2021 Research Drive
                              Annapolis, MD 21401
                                (410) 224-8770
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:


         Richard C. Tilghman, Jr., Esquire                                  Scott C. Penwell, Esquire
         Piper Marbury Rudnick & Wolfe LLP                                Duane, Morris & Heckscher LLP
                 6225 Smith Avenue                                           305 North Front Street
             Baltimore, Maryland 21209                                     5/th/ Floor, P. O. Box 1003
                   (410) 580-3000                                     Harrisburg, Pennsylvania 17108-1003
                                                                                 (717) 237-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(A)(1) of this Form, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] _________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]


                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                              Proposed Maximum          Maximum Amount
                                           Amount To Be      Offering Price Per          of Aggregate          Offering
 Title of Securities To Be Registered     Registered (1)         Share (2)              Offering Price     Registration Fee
==============================================================================================================================
Common Stock, par value $.01 per share      5,117,500             $9.34                  $47,797,450           $12,619
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 667,500 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act. Based upon the average of the low and high prices of our Common Stock as reported on the American Stock Exchange on September 1, 2000.

                                 ___________________________

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             Subject to Completion
                Preliminary Prospectus dated September 6, 2000


                               4,450,000 Shares


                                FTI/Consulting


                                 Common Stock


                                _______________

We are selling 3,000,000 of the shares of common stock offered under this Prospectus, and the selling stockholders are selling 1,450,000 shares. Our common stock is listed on the American Stock Exchange under the symbol "FCN." On September 6, 2000, the last reported sale price of our common stock on the American Stock Exchange was $9.19 per share.

                         ____________________________

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.


                                                                        Per Share              Total
                                                                     ---------------     -----------------
     Public offering price....................................        $                   $
     Underwriting discounts and commissions...................        $                   $
     Proceeds to FTI Consulting, Inc..........................        $                   $
     Proceeds to our selling stockholders.....................        $                   $

We and some of the selling stockholders have granted the underwriters the right to purchase up to 667,500 additional shares of common stock to cover any over-allotments.

                         ____________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                         ____________________________

ING Barings                                          Janney Montgomery Scott LLC


               The date of this Prospectus is September __, 2000

                                    SUMMARY

     This summary highlights selected information from this Prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should carefully read the entire Prospectus, including the risk factors and our financial statements and the related notes. In this Prospectus, "we," "us" and "our" refer to FTI Consulting, Inc. and its subsidiaries, unless the context requires otherwise. References to "Policano & Manzo" or "P&M" refer to Policano & Manzo, L.L.C., which we acquired on February 4, 2000.

Our Business

     We are a multi-disciplined consulting firm with leading practices in the areas of financial restructuring, litigation consulting and engineering and scientific investigation. Modern companies, as well as those who advise and invest in them, face growing challenges on every front. From a proliferation of "bet-the-company" litigation to increasingly complicated relationships with lenders and investors in an ever-changing global economy, U.S. companies are increasingly turning to outside experts and consultants to deal with these complex issues. We are dedicated to helping companies and their advisors, lawyers, lenders and investors meet these challenges by providing a broad array of the highest quality professional services from a single source.

     Our clients are companies, law firms, financial institutions and insurance companies. They use our services in a wide range of venues, including bankruptcy and financially distressed company turnaround or workout situations; litigation; regulatory, rate making and legislative proceedings; mergers, acquisitions and divestitures; and quality control. In 1999, we and P&M worked for over 1,900 clients, including:

     . 1,139 law firms, 60 of which were rated among the top 100 law firms (based on 1998 U.S. revenues as measured by American Lawyer magazine);

     . 198 industrial clients, 75 of which were among the Fortune 500 in 1999;

     . 22 of the 25 largest banks located in the U.S. (also listed among the Fortune 500 in 1999); and

     . 447 insurance companies, 61 of which were among the top 100 property and casualty insurers (as reported by A.M. Best Company in 1999).

     We have organized our business into the following three divisions:

     . Our Financial Consulting division serves both financially distressed companies and financial institutions that are regularly involved in litigation or regulatory, bankruptcy or other proceedings. These companies and institutions typically require extensive, highly specialized, long-term advisory services. For companies and institutions in regulated industries, we provide expert testimony, cost benefit analysis, damage assessment, market competition analysis and business valuations. In bankruptcies, restructurings and other financial distress situations, or alleged irregularities or, in the case of professional firms, malpractice, we provide companies or their creditors with business and strategic plan development and forensic accounting services. This division generated about 39% of our total pro forma revenues in 1999 and has become our most profitable division.

     . Our Litigation Consulting division advises clients in all phases of litigation, including discovery, jury selection, trial preparation and the actual trial. The division also provides visual communications services, such as animation, image enhancement and computer simulation to improve trial presentation. This division generated about 27% of our total pro forma revenues in 1999.

     . Our Applied Sciences division offers forensic engineering and scientific investigation services. These services include accident reconstruction, fire investigation and product failure analysis. The division also provides quality control services, including assessment of preventive measures relating to product design and evaluations of the causes of product failures. This division generated about 34% of our total pro forma revenues in 1999.

Policano & Manzo Acquisition

     On February 4, 2000, we completed the purchase of all of the membership interests of Policano & Manzo, one of the leading financial consulting firms in the United States. Policano & Manzo specializes in providing financial restructuring, advisory and forensic accounting services to the workout and bankruptcy community. These services are provided on a nationwide basis to financially distressed companies, creditors, investors and other interested parties. We acquired the membership interests from Messrs. Policano and Manzo for total consideration of $54.9 million in cash, shares of our common stock and acquisition related expenses. Messrs. Policano and Manzo continue to serve as executive officers of the acquired business.

Industry Overview

     The markets we serve consist primarily of legal proceedings, distressed company and bankruptcy matters and engineering and scientific investigation. As competition continues to drive companies to concentrate on their core businesses, they are increasingly turning to outside specialists in these markets.

     This is particularly true in highly complex and sophisticated areas such as high-stakes legal proceedings where outsourcing work to specialized firms provides a greater level of expertise and increased cost efficiency. Currently, the market for legal services in the U.S. exceeds $100 billion, according to U.S. Bureau of Census statistics. We expect this market to grow as rising litigation costs and the risks of incurring large monetary judgments continue to drive most companies to focus on improved management of the litigation process. Increasingly, companies, financial institutions and law firms are turning to external litigation consultants to assist their internal legal staffs in their management of the litigation process.

     The turnaround and restructuring market is rapidly growing as debt markets expand, more speculative debt is issued and defaults increase. We attribute much of the debt market expansion to the restructurings of entire industries, even during periods of growth in the overall economy. During the current business cycle, many companies have greatly increased their use of leverage in order to finance internal growth and accommodate external acquisitions. In turn, this rise in leverage has forced less competitively viable companies into debt default and often bankruptcy.

     Demand for specialized litigation and forensic engineering services is also being driven by emerging trends, including a greater emphasis on loss and injury prevention by insurance companies and manufacturers, significant advances in technology and decreases in technology costs. Decreases in technology costs have recently provided a cost-effective basis for the use of sophisticated computer-driven analysis.

Our Strategy

     We believe that we are the established leader in consulting to companies and their creditors facing adverse circumstances. Our goal is to expand our lead by continuing to anticipate our clients' needs and provide a range of high-quality consulting services to meet those needs. Success in this marketplace depends on reputation, service capacity, in some cases geographic location and to a lesser degree price. The following are the key elements of our business strategy:

     . Leverage Our Reputation for High Quality Consulting Services. We believe that size and reputation are critical elements in the purchasing decisions of companies, law firms, financial institutions and insurance companies. We believe we can continue to successfully leverage our reputation, experience and client base to obtain new engagements from both existing and new clients.

     . Retain and Attract Highly Qualified Professionals. Our professionals are crucial to delivering our services to clients and generating new business. We are committed to retaining our existing professionals and continuing to aggressively recruit additional professionals.

     . Capitalize on Our Nationwide Network of Offices. We have established a nationwide network of 33 offices that enables us to leverage our operations in key geographic markets. We believe that we have a competitive advantage because we can provide services to large geographically diverse corporations, bid for engagements on a nationwide basis and attract highly qualified professionals.

     . Expand the Range of Our Services. We will continue to anticipate our clients' growing needs for expert services and expand our services to meet their needs. By expanding the range of our capabilities and integrating them with existing services, we can continue to position ourselves to provide more broad-based services to our clients.

     . Continue to Expand the Use of Technology in Litigation Consulting. We will continue to develop and apply new technology to improve the cost-effectiveness of our services and to maintain our competitive edge. We are also focusing on taking advantage of the efficiencies of the Internet to improve information exchange and reduce costs throughout the entire litigation process. Our recently introduced secure extranet service provides more solutions to the challenges of the increasing complexity of high stakes, multi-district litigation.

     . Selectively Acquire Companies to Obtain New Professionals and Capabilities. We will continue to build on our record of successfully identifying, executing and integrating strategic acquisitions. Since 1997, we have made six acquisitions that have enhanced our position as the leader in consulting to companies facing adverse circumstances. We will continue to selectively pursue strategic acquisitions that provide new, highly qualified professionals and capabilities that complement our existing service offerings.

Our Company

     We were incorporated in Maryland in 1982 and completed our initial public offering of common stock in May 1996. Our executive offices are located at 2021 Research Drive, Annapolis, Maryland 21401. Our telephone number is (410) 224-8770. Our Web sites are located at www.fticonsulting.com and www.ftiwarroom.net. Information contained on our Web sites does not constitute part of this Prospectus.

                                 The Offering

Common stock offered by us..............................     3,000,000 shares

Common stock offered by selling
 stockholders............................................    1,450,000 shares

Common stock to be outstanding after
 this offering...........................................   10,250,372 shares (1)

Use of proceeds.........................................     We intend to use the net proceeds from this offering and
                                                             our other financial resources to repay all $30.4 million
                                                             of our senior subordinated notes.

American Stock Exchange symbol..........................     FCN

______________

(1) This number of shares includes 711,025 shares of our common stock we expect to issue as the result of exercise by some of our selling stockholders of warrants they currently hold, but the number excludes:

     . 3,186,029 shares of our common stock reserved for issuance upon exercise of outstanding options and 318,283 shares reserved for future stock option grants under our stock option plans;

     . 193,904 shares of our common stock reserved for issuance upon exercise of other outstanding warrants; and

     . up to 667,500 shares of our common stock we will issue if the underwriters exercise their over-allotment option.

Summary Unaudited Historical and Pro Forma Consolidated Financial and Other Data

     The following summary unaudited historical and pro forma consolidated financial and other data present:

       . our audited historical consolidated income statement data for each of the three years in the period ended December 31, 1999;

       . our unaudited historical consolidated income statement data for the six-month periods ended June 30, 1999 and 2000;

       . our unaudited pro forma consolidated income statement data for the year ended December 31, 1999 and for the six-month period ended June 30, 2000; and

       . our unaudited historical and pro forma consolidated balance sheet data as of June 30, 2000.

     Our pro forma consolidated financial data adjust our historical consolidated financial statements to give effect to the following transactions as if they occurred on January 1, 1999:

       . our acquisition of P&M, including the financing transactions related to that acquisition;

       . the net proceeds from the sale of 3,000,000 shares of our common stock that we are offering;

       . the exercise by some of our selling stockholders in connection with this offering of 711,025 warrants to purchase common stock at an average exercise price of $3.97 per share;

       . the retirement of $30.4 million of our senior subordinated notes with the proceeds of the offering and our other financial resources, including the payment of a $900,000 prepayment penalty and accrued interest related to these notes; and

       . the write-off as an extraordinary loss of $2.5 million of the unamortized deferred financing costs and $1.2 million of the debt discount associated with our $30.4 million of senior subordinated notes that we will retire with the proceeds of the offering and our other financial resources.

     You should also refer to our historical consolidated financial statements, the historical financial statements of P&M, and our unaudited pro forma consolidated financial statements, which we have included elsewhere in this Prospectus.

Summary Unaudited Historical and Pro Forma Consolidated Financial and Other Data

Statement of Income Data:                                                                                Six Months Ended June 30,
                                                                                                       ----------------------------
                                                                 Historical                               Historical
                                                       ------------------------------     Pro Forma    ----------------    Pro Forma
                                                        1997       1998        1999         1999        1999      2000       2000
                                                       ------     -------     -------     --------     -------   -------    -------
                                                                         (amounts in thousands, except per share data)

Revenues......................................        $44,175     $58,615     $84,607     $106,119     $41,273   $65,599    $68,037

Direct cost of revenues.......................         23,564      31,402      44,149       51,747      21,350    32,811     33,761
Selling, general and administrative expenses..         15,159      20,532      28,829       29,553      14,445    18,211     18,317
Amortization of goodwill......................             82         996       2,313        4,917       1,139     2,249      2,466
                                                      -------     -------     -------     --------     -------   -------    -------
Total costs and expenses......................         38,805      52,930      75,291       86,217      36,934    53,271     54,544
                                                      -------     -------     -------     --------     -------   -------    -------

Income from operations........................          5,370       5,685       9,316       19,902       4,339    12,328     13,493

Interest expense, net.........................          (173)       1,163       4,014        6,058       1,820     5,494      3,146
Income taxes..................................          2,250       1,954       2,311        5,899       1,189     3,007      4,483
                                                      -------     -------     -------     --------     -------   -------    -------

Income before extraordinary item..............        $ 3,293     $ 2,568     $ 2,991     $  7,945     $ 1,330   $ 3,827    $ 5,864
                                                      =======     =======     =======     ========     =======   =======    =======
Net income....................................        $ 3,293     $ 2,568     $ 2,991                  $ 1,330   $ 2,958
                                                      =======     =======     =======                  =======   =======

Income before extraordinary item per
     common share, diluted....................        $  0.70     $  0.51     $  0.59     $   0.79     $  0.27   $  0.55    $  0.56
                                                      =======     =======     =======     ========     =======   =======    =======
Net income per common share, diluted..........        $  0.70     $  0.51     $  0.59                  $  0.27   $  0.43
                                                      =======     =======     =======                  =======   =======
Weighted average shares outstanding, diluted..          4,698       5,077       5,028                    4,895     6,955
                                                      =======     =======     =======                  =======   =======

EBITDA (1)....................................        $ 7,111     $ 8,756     $14,012     $ 27,202     $ 6,637   $15,857    $17,242
                                                      =======     =======     =======     ========     =======   =======    =======
EBITDA margin(2)..............................           16.1%       14.9%       16.6%        25.6%       16.1%     24.2%      25.3%
                                                      =======     =======     =======     ========     =======   =======    =======

Balance Sheet Data:                                                                                           As of June 30, 2000
                                                                                                           -------------------------
                                                                                                              FTI         Pro Forma
                                                                                                             Actual      As Adjusted
                                                                                                           ----------    -----------
Cash and cash equivalents.................................................................................  $  2,992       $  1,386
Working capital...........................................................................................    22,669         22,379
Total assets..............................................................................................   152,655        151,746
Total long-term debt, net of discount....................................................................     87,027         59,938
Stockholders' equity......................................................................................    45,572         72,371

_______________________

(1) EBITDA is presented to provide greater comparability between periods as well as to indicate our results on an ongoing basis. EBITDA refers to earnings before taxes plus net interest expense and depreciation and amortization. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with EBITDA as used here. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial obligations. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income or loss (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or credits (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(2) EBITDA margin equals EBITDA as a percentage of revenues for each period presented.

                                 RISK FACTORS

     You should carefully consider the following risks before you decide to buy our common stock. Our business, financial condition or operating results may suffer if any of the following risks actually occur. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

     We have made statements in this Prospectus and in documents that are incorporated by reference into this Prospectus that constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. These forward-looking statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions. You should understand that these forward-looking statements are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in forward-looking statements include those described in "Risk Factors."

We depend upon our professionals and outside consultants.

     Our business involves the delivery of professional services. Therefore, our continued success depends upon our ability to retain and expand our staff of highly skilled professionals and outside consultants. We face intense competition for highly skilled professionals in our fields of practice. We cannot assure you that we will be able to retain our key professionals or that we will be able to attract, assimilate or retain the necessary number of qualified professionals in the future. We do not have non-competition agreements with most of our professional staff. This means that these professionals could resign with little advance notice to join one of our competitors. If we lose the services of a number of our key professionals or fail to expand our professional staff, we are unlikely to be able to expand our business and may be unable to maintain our business at current levels.

We rely heavily on our management team.

     We are highly dependent upon our management team, particularly Messrs. Dunn, Kahn, Baker, Brady, Monheit, Policano, Manzo and Pincus. If we were to lose any of these persons and were unable to replace them quickly, we could have difficulty in properly managing our business. This could have a materially adverse effect on our business prospects and results of operations.

We face significant competition for new business opportunities.

     The market for our consulting services is highly competitive, and we face competition from many other providers of consulting services. Our competitors range from large organizations, such as the national accounting firms and the large management consulting companies that offer a full range of consulting services, to small firms and independent contractors that provide only one specialized service. Some of our competitors have significantly more financial and marketing resources, larger professional staffs or are more widely recognized. There are few barriers to entry into the consulting business. As the number of our competitors increases, we cannot assure that we will be able to continue to compete successfully for new business opportunities or retain our existing clients.

We are subject to the risk of professional liability.

     Many of our engagements involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. Often, our engagements involve matters that, if resolved unfavorably, may have a severe impact on the client's business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Therefore, if we fail to perform to the client's satisfaction, the client may threaten or bring a lawsuit against us, claiming we performed negligently or otherwise breached our obligations to the client. Any claim by a client against us could expose us to liability in excess of our insurance limits and could severely injure our reputation.

We may have trouble finding suitable acquisition candidates and difficulty financing potential acquisitions.

     A number of our competitors also have adopted a strategy of expanding and diversifying through acquisitions of other consulting firms. We experience competition, therefore, in our effort to execute our acquisition strategy, and we expect the level of competition to increase in the future. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for companies we are able to acquire. In such an event, we may be unable to grow our business as quickly as we have in the past, and our profitability may decline.

     Our ability to grow our business, particularly through acquisitions, may depend on our ability to raise capital through the issuance of additional equity or debt. We cannot be sure, however, that we will be able to raise equity or obtain debt financing when we need it or on terms acceptable to us. If we cannot, we may have to curtail our planned growth and not pursue acquisition opportunities.

Our professional reputation is critical to our business.

     We depend upon our reputation and the individual reputations of our professionals to obtain new client engagements and attract and retain highly qualified professionals. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. Therefore, we may have difficulty in competing for new engagements if our existing clients become dissatisfied with our performance. Further, any factor that diminishes our reputation or the reputations of our personnel may make it more difficult for us to compete successfully for either new engagements or qualified professionals.

P&M was a substantial acquisition for us.

     In February 2000, we completed the P&M acquisition. This acquisition was substantial when comparing P&M's revenues and profits in 1999 to ours. Although we believe we have nearly completed the integration of P&M into our business, we have not yet realized all the benefits we expect to achieve from the acquisition. We cannot assure you that we will ever realize these benefits. Our management team's attention may be diverted from seeking new acquisitions or other business opportunities if they are forced to devote significant time to enhancing client recognition of P&M's service offerings or integrating future acquisitions. This could have a materially adverse effect on our business prospects and results of operations.

We must successfully manage the growth of our business.

     We have experienced rapid growth in recent years, including six acquisitions since 1997. We plan to continue to rapidly expand our business, which may strain our management, human resources and information systems. To successfully manage our growth, we must add managers and employees and periodically update our operating, financial and other systems, procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to manage our growth effectively, our business, results of operations and financial condition are likely to be adversely affected.

Our revenues, operating income and cash flow are likely to fluctuate.

     We have experienced fluctuating revenues, operating income and cash flow in some prior periods and expect this may occur from time to time in the future. We may experience future fluctuations because of the timing of our client assignments and the type of assignments we are working on at different times. This means our profitability is likely to be lower if we experience an unexpected variation in the number or timing of client assignments. Also, the timing of future acquisitions and the cost of integrating them may cause similar fluctuations in our operating results.

Our business is seasonal.

     We experience a reduced level of business during a portion of the third quarter primarily because courts usually recess during these months. Also, many members of our professional staff and key contacts at our clients take vacations during the summer.

We operate with a substantial amount of debt.

     Our total indebtedness as of July 31, 2000 was about $89.0 million. After using the proceeds of this offering as described in the section of this Prospectus entitled "Use of Proceeds" to repay some of our debt, we still will owe about $59.9 million. Our pro forma EBITDA was $17.2 million for the six-month period ended June 30, 2000, and our pro forma stockholders' equity, as adjusted for this offering, was $72.4 million as of June 30, 2000.

     Operating with a high amount of leverage could require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, capital expenditures, acquisitions or other purposes, and limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We have $93.7 million of goodwill and other intangible assets and a deficit in our tangible net worth.

     Our intangible assets, net of accumulated amortization, were about $93.7 million as of June 30, 2000, and our stockholders' equity was $45.6 million. This means that we had a $48.1 million deficit in our tangible net worth. All of our intangible assets are goodwill related to our acquisitions, including the $52.2 million of goodwill we recorded from our purchase of P&M.

     We are amortizing our intangible assets on a straight-line basis over 15 to 25 years. This amortization in any particular period constitutes a non-cash expense that reduces our income. Also, we are required to periodically evaluate the recoverability of this goodwill. If this goodwill becomes impaired, we may be required to write down its carrying value and incur additional charges against our income. This could have a materially adverse affect on our business, operating results and financial condition.

Our Litigation Consulting Division is subject to technological change.

     We regularly develop solutions for our clients by using information technology, electronic document management techniques, the Internet and other state-of-the art technology. Many of these technologies have only recently emerged, will rapidly change and may become obsolete as new technologies appear. Our future success will depend upon the ability of our professionals to remain current with the rapid changes in the technologies we use in our business and to learn quickly to use new technologies as they emerge. If our professionals fail to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which also could put us at a competitive disadvantage. There may be changes in our clients' or prospective clients' preferences for technology solutions. If we cannot adapt to these changes, our business, results of operations and financial condition are likely to be adversely effected.

Our stock price may be volatile.

     Since our initial public offering in May 1996, our common stock has experienced periods of significant price volatility. We expect that the market price of our common stock will continue to fluctuate in the future in response to many factors, including those identified in this section as risk factors. These fluctuations may be exaggerated if the trading volume of our common stock is low. Also, the stock market periodically experiences extreme price and volume fluctuations that affect the price of the stocks of many consulting firms. These fluctuations often are unrelated to the operating performance of these firms. Therefore, the market price of our common stock may fluctuate.

Future sales of our common stock in the public market could lower our stock price.

     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, may adversely affect the market price of our common stock. After the offering, we will have 10,250,372 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, 9,095,882 shares will be freely tradable under the Securities Act, unless acquired by one of our "affiliates," as that term is defined in Rule 144. The remaining 1,154,490 shares will be tradable, subject to the restrictions of Rule 144.

     We have reserved for issuance an additional 193,904 shares of common stock issuable upon the exercise of outstanding warrants (at exercise prices ranging from $3.21 to $4.44 per share). We have not registered the shares issuable upon exercise of these warrants. Therefore, shares issued upon the exercise of these warrants will have to be held for one year or registered under the Securities Act prior to sale of these shares, 78,871 shares are subject to demand registration rights.

     We have reserved for issuance an additional 3,169,029 shares of common stock issuable upon exercise of outstanding stock options (at exercise prices ranging from $2.38 to $19.59 per share). All of the shares of common stock issuable upon the exercise of the stock options will be freely tradable upon issuance as such shares are registered under a registration statement filed under the Securities Act.

     Our directors, executive officers and selling stockholders will agree with the underwriters not to sell or otherwise dispose of any of their shares for 90 days after the date of this Prospectus without the prior written consent of ING Barings.

                                USE OF PROCEEDS

     We estimate that we will receive about $27.7 million of net proceeds from our sale of the 3,000,000 shares of our common stock we are offering by this Prospectus, assuming an offering price of $10.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses). If the underwriters exercise their over-allotment option in full, we estimate that we will receive about $3.6 million of net proceeds. We also expect to receive about $2.8 million from the exercise of warrants by some of our selling stockholders immediately before the closing of this offering.

     Our current outstanding aggregate principal indebtedness owed on our senior subordinated notes is $30.4 million. We used the proceeds from our senior subordinated notes, together with the proceeds from another loan, to refinance our then existing indebtedness and to purchase P&M.

     We intend to use all of the net proceeds to us from this offering and the exercise of warrants and our other financial resources to repay all of our senior subordinated notes. We will pay the accrued interest on our senior subordinated notes and the $900,000 prepayment penalty on our senior subordinated notes from our other financial resources. Our senior subordinated notes bear interest at 12% per year, payable semi-annually in cash, and 5% per year, payable semi-annually in additional senior subordinated notes. If not prepaid, our senior subordinated notes will mature on January 31, 2007.

     Pending these uses, we will invest the net proceeds in investment-grade, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been listed on the American Stock Exchange under the symbol "FCN" since March 9, 1999. Prior to that time, our common stock was listed on the Nasdaq National Market under the symbol "FTIC." The following table shows the high and low sales price per share for our common stock for the periods shown, as reported by the American Stock Exchange since March 9, 1999, and by the Nasdaq National Market before that date.

                                                                                  High              Low
                                                                                ---------        -----------
                        1997
                          First Quarter...................................         $ 9.75           $ 5.50
                          Second Quarter..................................           8.00             5.63
                          Third Quarter...................................           9.50             6.75
                          Fourth Quarter..................................          14.75             9.00

                        1998
                          First Quarter...................................          16.25            10.00
                          Second Quarter..................................          20.75            13.50
                          Third Quarter...................................          17.19             4.00
                          Fourth Quarter..................................           8.38             2.38

                        1999
                          First Quarter...................................           4.25             2.56
                          Second Quarter..................................           5.88             2.88
                          Third Quarter...................................           6.13             4.50
                          Fourth Quarter..................................           6.38             3.75

                          2000
                            First Quarter................................            7.75             4.75
                            Second Quarter...............................           11.50             6.63
                            Third Quarter (through September
                            6, 2000).....................................           11.63             9.13

     As of June 30, 2000, there were about 112 holders of record of our common stock and we believe there were about 2,600 beneficial owners.

     We have never paid cash dividends on our common stock, and we do not intend to pay dividends in the foreseeable future. Our existing senior credit facility does not allow us to pay cash dividends, and we expect to retain any future profits to repay existing debt and finance our operations for the foreseeable future.

                                Capitalization

     The following table shows our capitalization as of June 30, 2000:

               .  on an actual basis; and

               .  on a pro forma as adjusted basis to:

                  . reflect the sale of the 3,000,000 shares of our common stock we are offering under this Prospectus at an assumed offering price of $10.00 per share, with net proceeds to us of about $27.7 million, after estimated underwriting commissions and expenses;

                  . reflect the exercise of warrants to purchase 711,025 shares of our common stock at an average exercise price of $3.97 per share;

                  . retire $30.4 million of our senior subordinated notes and pay the prepayment penalty and the accrued interest on these notes; and

                  . write-off the $2.5 million of unamortized deferred financing costs and $1.2 million of debt discount associated with our $30.4 million of senior subordinated notes.

     You should also refer to our historical consolidated financial statements and our unaudited pro forma consolidated financial statements, which we have included elsewhere in this Prospectus.

                                                                                               As of June 30, 2000
                                                                                     ------------------------------------------
                                                                                                                    Pro Forma
                                                                                            Actual                 As Adjusted
                                                                                     -------------------      -----------------
                                                                                                (in thousands, except
                                                                                                     share amounts)
Cash and cash equivalents......................................................           $  2,992                    $  1,386
                                                                                          ========                    ========

Term loans due through 2006....................................................           $ 59,938                    $ 59,938
Senior subordinated notes due 2007, net of discounts...........................             27,089                          --
                                                                                          --------                    --------

Total debt, net of discounts...................................................             87,027                      59,938
   Less current portion........................................................             (4,750)                     (4,750)
                                                                                          --------                    --------

         Total long-term debt..................................................             82,277                      55,188
                                                                                          --------                    --------

Stockholders' equity:
   Preferred stock, $0.01 par value, 4,000,000 shares
      authorized, no shares issued and outstanding,
      actual and pro forma as adjusted.........................................                 --                          --

   Common stock, $0.01 par value, 16,000,000 shares
      authorized, 6,465,968 shares issued and
      outstanding, actual and 10,176,993 shares outstanding, pro forma as
      adjusted.................................................................                 65                         102

   Additional paid-in capital..................................................             30,543                      59,959

   Retained earnings...........................................................             14,964                      12,310
                                                                                          --------                    --------
         Total stockholders' equity............................................             45,572                      72,371
                                                                                          --------                    --------
            Total capitalization...............................................           $127,849                    $127,559
                                                                                          ========                    ========

             Unaudited Pro Forma Consolidated Financial Statements


     Effective on January 31, 2000, we acquired the membership interests of P&M. The purchase price totaled about $54.9 million, consisting of $48.3 million in cash, 815,000 shares of our common stock valued at $5.5 million and acquisition related expenses of $1.1 million. The acquisition was accounted for using the purchase method of accounting and about $52.2 million of goodwill was recorded and is being amortized over its estimated useful life of 20 years.

     The following unaudited pro forma consolidated financial statements show for the periods presented:

     .  the effects of our acquisition of P&M;

     . the sale of 3,000,000 shares of our common stock in the offering and the exercise of warrants to purchase 711,025 shares of our common stock in connection with the offering; and

     . the application of the net proceeds to us from the offering and our other financial resources to retire all of our senior subordinated notes.

     The pro forma consolidated statements of income for the year ended December 31, 1999 and the six months ended June 30, 2000 assume that the acquisition of P&M and the retirement of the senior subordinated notes with the proceeds of this offering both occurred on January 1, 1999. The pro forma consolidated balance sheet as of June 30, 2000 assumes that the offering and the application of the proceeds to retire our senior subordinated notes occurred on June 30, 2000. The pro forma adjustments are described in the accompanying notes and are based upon available information and various assumptions that management believes are reasonable.

     The unaudited pro forma consolidated financial statements do not purport to represent what our financial position and results of operations would actually have been had these transactions occurred on the dates indicated. The unaudited pro forma consolidated financial statements should be read in conjunction with our historical consolidated financial statements and the historical financial statements of P&M, included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             Unaudited Pro Forma Consolidated Statements of Income


                                                                               Six months ended June 30, 2000
                                                       -------------------------------------------------------------------------
                                                                                Historical         Pro Forma          Pro Forma
                                                        FTI          P&M*         Total           Adjustments        As Adjusted
                                                       -----        ------       -------          -----------        -----------
                                                                     (amounts in thousands, except per share data)
Revenues..............................................  $65,599     $ 2,438      $ 68,037                              $ 68,037

Direct cost of revenues...............................   32,811         892        33,703           $    58 (1)          33,761
Selling, general and administrative expenses..........   18,211         106        18,317                                18,317
Amortization of goodwill..............................    2,249           -         2,249               217 (2)           2,466
                                                        -------     -------      --------           -------            --------
Total costs and expenses..............................   53,271         998        54,269               275              54,544
                                                        -------     -------      --------           -------            --------

Income from operations................................   12,328       1,440        13,768              (275)             13,493

Interest expense, net.................................    5,494           -         5,494               483 (3)           3,146
                                                                                                         97 (4)
                                                        -------     -------      --------            (2,928)(A)
Income before income taxes and extraordinary item.....    6,834       1,440         8,274           -------            --------
                                                                                                      2,073              10,347

Income taxes..........................................    3,007           -         3,007               246 (5)
                                                        -------     -------      --------             1,230 (B)           4,483
Income before extraordinary item......................  $ 3,827     $ 1,440      $  5,267           -------            --------
                                                        =======     =======      ========           $   597            $  5,864
                                                                                                    =======            ========
Income before extraordinary item per
 common share, basic..................................   $ 0.62                                                           $0.58
                                                        =======                                                        ========
                                                                                                        265 (6)
Weighted average shares outstanding, basic............    6,139                                       3,711 (C)          10,115
                                                        =======                                     =======            ========

Income before extraordinary item per
common share, diluted.................................   $ 0.55                                                           $0.56
                                                        =======                                                        ========
                                                                                                        278 (6)
Weighted average shares outstanding, diluted..........    6,955                                       3,326 (C)          10,559
                                                        =======                                     =======            ========

                                                                                     Year ended December 31, 1999
                                                           ----------------------------------------------------------------------
                                                                                    Historical       Pro Forma        Pro Forma
                                                            FTI          P&M          Total          Adjustments      As Adjusted
                                                           -----       -------       -------        ------------      -----------
                                                                        (amounts in thousands, except per share data)
Revenues..................................................  $84,607     $21,512      $106,119                          $106,119

Direct cost of revenues...................................   44,149       6,898        51,047      $   700   (1)         51,747
Selling, general and administrative expenses..............   28,829         724        29,553                            29,553
Amortization of goodwill..................................    2,313           -         2,313        2,604   (2)          4,917
                                                            -------     -------      --------      -------              -------
Total costs and expenses..................................   75,291       7,622        82,913        3,304               86,217
                                                            -------     -------      --------      -------              -------
Income from operations....................................    9,316      13,890        23,206       (3,304)              19,902

Interest expense, net.....................................    4,014           -         4,014        6,731   (3)          6,058
                                                                                                     1,169   (4)
                                                            -------     -------      --------       (5,856)  (A)
Income before income taxes and extraordinary item.........    5,302      13,890        19,192      -------              -------
                                                                                                    (5,348)              13,844

Income taxes..............................................    2,311           -         2,311        1,128   (5)
                                                            -------     -------      --------        2,460   (B)          5,899
                                                                                                   -------              -------
Income before extraordinary item..........................  $ 2,991     $13,890      $ 16,881      $(8,936)               7,945
                                                            =======     =======      ========      =======              =======
Income before extraordinary item per
common share, basic.......................................    $0.61                                                     $  0.79
                                                            =======                                  1,420   (6)         ======
                                                                                                     3,711   (C)         10,003
Weighted average shares outstanding, basic................    4,872                                =======               ======
                                                            =======

Income before extraordinary item per
 common share, diluted....................................  $  0.59                                                     $  0.79
                                                            =======                                                     =======
                                                                                                      1,420  (6)
Weighted average shares outstanding, diluted..............    5,028                                   3,619  (C)         10,067
                                                            =======                                ========             =======

___________________________

*Amounts for P&M are for the month ended January 31, 2000.

Pro forma adjustments related to the acquisition of P&M

(1) Adjustment to record additional compensation expense for P&M employees. In connection with the acquisition of P&M, we entered into four-year employment contracts with the former members of P&M. The pro forma adjustment assumes that the members had received compensation in 1999 as provided for by these employment contracts. These former members previously received distributions of profits in lieu of compensation.

(2) Adjustment to reflect the amortization of $52.2 million of goodwill recorded upon the acquisition of P&M. This goodwill is being amortized over a 20-year period.

(3) Adjustment to reflect incremental increases in interest expense resulting from the acquisition of P&M. In February 2000, we borrowed $91.0 million to acquire P&M and to refinance $41.2 million of other debt. The average interest rate associated with the $91.0 million of borrowings is approximately 12%, as compared to approximately 8.8% for the retired debt.

(4) Adjustment to record the amortization of deferred financing costs and debt discount arising from the issuance of warrants in connection with the acquisition of P&M. The deferred financing costs and debt discount are being amortized over the average 6.5-year term of the related debt.

(5) Adjustment to record pro forma income tax expense for (i) the operations of P&M for which no taxes were provided in the historical financial statements because P&M was organized as a limited liability company and (ii) the estimated tax effects of pro forma adjustments, all at the combined federal and state statutory income tax rate of approximately 42%.

(6) Adjustment to record the additional shares of common stock issued in connection with the acquisition of P&M and the related February 2000 debt refinancing. We issued 815,000 shares of common stock in connection with the acquisition of P&M and 604,504 shares of common stock in exchange for $2.7 million of outstanding notes.

Pro forma adjustments related to the offering and the use of proceeds


(A) Adjustment to record the reduction of interest expense and other financing costs resulting from the retirement of $30.4 million of senior subordinated notes.

(B) Adjustment to record the additional income tax expense resulting from reducing our interest expense upon the retirement of the $30.4 million of senior subordinated notes. We have estimated the increase in our income tax expense using the combined federal and state statutory income tax rates of approximately 42%.

(C) Adjustment to record the effect of the offering and the warrant exercise on our outstanding shares used in calculating basic and diluted earnings per common share.

                Unaudited Pro Forma Consolidated Balance Sheet
                            June 30, 2000

                                                                                 Pro Forma Adjustments
                                                                                ------------------------       Pro Forma
                                                                     Actual      Debit         Credit         As Adjusted
                                                                    --------    --------     -----------    ---------------
                                                                                 (amounts in thousands)
Assets
Current assets:
 Cash and cash equivalents........................................ $  2,992     $30,525 (1)   $32,131 (2)          $  1,386
 Accounts receivable, net of allowance for doubtful accounts......   25,020                                          25,020
 Unbilled receivables, net of allowance for doubtful accounts.....   15,168                                          15,168
 Income tax receivable............................................      446       1,922 (2)                           2,368
 Prepaid expenses and other current assets........................    2,516                     1,225 (2)             1,291
                                                                    -------     -------       -------              --------
Total current assets..............................................   46,142      32,447        33,356                45,233

Property and equipment, net.......................................    8,890                                           8,890

Goodwill, net of accumulated amortization.........................   93,702                                          93,702

Other assets......................................................    3,921                                           3,921
                                                                    -------     -------       -------              --------

Total assets...................................................... $152,655     $32,447       $33,356              $151,746
                                                                    =======     =======       =======              ========

Liabilities and stockholders' equity
Current liabilities:..............................................
 Accounts payable and accrued expenses............................   10,366     $   619 (2)                        $  9,747
 Current portion of long-term debt................................    4,750                                           4,750
 Advances from clients and other..................................    6,902                                           6,902
 Other liabilities................................................    1,455                                           1,455
                                                                    -------     -------       -------              --------
Total current liabilities.........................................   23,473         619             -                22,854
                                                                    -------     -------       -------              --------

Long-term debt, less current portion and net of discounts.........   82,277      30,611 (2)     3,522 (2)(3)         55,188

Deferred income taxes and other liabilities.......................    1,333                                           1,333

Stockholders' equity
 Preferred stock..................................................        -                                               -
 Common stock.....................................................       65                        37  (1)              102
 Additional paid-in capital.......................................   30,543       1,071  (3)   30,487  (1)           59,959
 Retained earnings................................................   14,964       2,654  (2)                         12,310
                                                                    -------     -------       -------              --------
Total stockholders' equity........................................   45,572       3,725        30,524                72,371
                                                                    -------     -------       -------              --------
Total liabilities and stockholders' equity........................ $152,655     $34,955       $34,046              $151,746
                                                                    =======     =======       =======              ========

--------------

Pro forma adjustments to the unaudited pro forma consolidated balance sheet at June 30, 2000 consist of:

(1) Adjustment for the assumed net proceeds from our offering of 3,000,000 shares of our common stock and the exercise of warrants to purchase 711,025 shares of our common stock. We expect to receive $30.5 million of net proceeds from the offering, consisting of $30.0 million from the sale of 3,000,000 shares of our common stock for $10.00 per share and $2.8 million from the exercise of warrants, reduced by $2.3 million of estimated offering expenses.

(2) Adjustment for the application of our net proceeds of the offering. Our estimated net proceeds of $30.5 million from this offering and the exercise of warrants by the selling stockholders and existing cash of $1.6 million will be used to retire our senior subordinated notes. In addition to retiring the $30.4 million of principal, we will also pay accrued interest on those notes of $877,000 and pay a prepayment penalty of $900,000. As a result of retiring our senior subordinated notes prior to maturity, we will incur an extraordinary loss of $2.7 million, net of the related income tax benefit of $2.0 million. This loss will result from the write-off of $3.7 million of unamortized deferred financing costs and debt discount, and the prepayment penalty of $900,000 that we incurred.

(3) Adjustment to write off $1.1 million of debt discount to additional paid-in capital. This debt discount was associated with warrants to purchase 711,025 shares of our common stock that are being exercised in connection with the offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from our consolidated financial statements. Our financial statements for the years ended December 31, 1995 through 1999 have been audited by Ernst & Young LLP. Our financial statements for the six months ended June 30, 1999 and 2000 have not been audited, but we believe they contain all adjustments necessary for a fair presentation of our financial position and our results of operations for the periods presented. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that we expect for all of 2000. The data below should be read with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                                                                 Six months ended
                                                                 Years ended December 31,                            June 30,
                                              ------------------------------------------------------------     ---------------------
                                                 1995         1996       1997 (4)     1998 (5)       1999       1999        2000 (6)
                                              ----------     -------     --------     --------     -------     -------     ---------
                                                          (in thousands, except per share data)                     (unaudited)
Statement of Operations Data:

 Revenues....................................   $ 23,381     $30,648     $ 44,175     $ 58,615     $84,607     $41,273     $ 65,599

 Direct cost of revenues.....................     11,366      17,020       23,564       31,402      44,149      21,350       32,811
 Selling, general and administrative
    expenses.................................      9,887      10,786       15,241       21,528      31,142      15,584       20,460
                                                --------     -------     --------     --------     -------     -------     --------
 Total costs and expenses....................     21,253      27,806       38,805       52,930      75,291      36,934       53,271
                                                --------     -------     --------     --------     -------     -------     --------
 Income from operations......................      2,128       2,842        5,370        5,685       9,316       4,339       12,328
 Other income (expense)......................       (222)        107          173       (1,163)     (4,014)     (1,820)      (5,494)
                                                --------     -------     --------     --------     -------     -------     --------
 Income from continuing operations
    before income taxes......................      1,906       2,949        5,543        4,522       5,302       2,519        6,834
 Income taxes................................        779       1,235        2,250        1,954       2,311       1,189        3,007
                                                --------     -------     --------     --------     -------     -------     --------
 Income from continuing operations...........      1,127       1,714        3,293        2,568       2,991       1,330        3,827
 Loss from operations of discontinued
  operations, net of tax (1).................        (65)          -            -            -           -           -            -

 Loss on disposal of discontinued
   operations, net of tax(1).................       (365)          -            -            -           -           -            -
                                                --------     -------     --------     --------     -------     -------     ---------
 Income before extraordinary item............        697       1,714        3,293        2,568       2,991       1,330        3,827
 Extraordinary loss on early extinguishment
  of debt, net of income taxes................         -           -            -            -           -           -          869
                                                --------     -------     --------     --------     -------     -------     ---------
 Net income..................................        697       1,714        3,293        2,568       2,991       1,330        2,958
 Preferred stock dividends...................        125          62            -            -           -           -            -
                                                --------     -------     --------     --------     -------     -------     --------
 Income available to common
   stockholders..............................   $    572     $ 1,652     $  3,293     $  2,568     $ 2,991     $ 1,330     $  2,958
                                                ========     =======     ========     ========     =======     =======     ========
 Earnings per common share:
   Basic.....................................   $   0.27     $  0.46     $   0.73     $   0.54        0.61     $  0.28     $   0.48
   Diluted...................................   $   0.24     $  0.42     $   0.70     $   0.51        0.59     $  0.27     $   0.43

 Weighted average shares outstanding,
   basic.....................................      2,158       3,591        4,529        4,725       4,872       4,829        6,139

 Weighted average shares outstanding,
   diluted...................................      3,316       4,174        4,698        5,077       5,028       4,895        6,955

 Other Data:
   Capital expenditures......................   $  1,609     $ 1,672     $  2,800     $  3,327     $ 3,093     $ 1,316     $  1,699
   Depreciation and amortization.............        659         862        1,741        2,981       4,696       2,441        3,529
   EBITDA (2)................................      2,787       3,705        7,111        8,756      14,012       6,637       15,857
   EBITDA margin (3).........................       11.9%       12.1%        16.1%        14.9%       16.6%       16.1%        24.2%

                                                               As of December 31,                         As of June 30,
                                               ----------------------------------------------------   ---------------------
                                                 1995       1996      1997(4)    1998(5)     1999       1999       2000(6)
                                               -------    --------   --------   --------   --------   --------    ---------
                                                                              (in thousands)
Balance Sheet Data:

  Cash and cash equivalents..................  $    10    $ 5,894    $ 2,456    $ 3,223    $ 5,046    $ 3,635    $  2,992
  Working capital............................    2,259     13,311     10,634      9,071     19,233     18,199      22,669
  Total assets...............................   10,756     20,868     29,176     79,747     84,292     82,295     152,655
  Total long-term debt, net of discounts.....    1,880         80      1,930     46,280     42,727     44,843      87,027
  Total stockholders' equity.................    1,463     17,628     21,019     25,594     30,252     28,349      45,572

______________________


   (1) Effective March 31, 1996, we sold our Annapplix business to a group that included Annapplix's former owners.

   (2) EBITDA is presented to provide greater comparability between periods as well as to indicate our results on an ongoing basis. EBITDA refers to earnings before taxes plus net interest expense and depreciation and amortization. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with EBITDA as used here. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial obligations. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (i) operating,
        (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income or loss (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or credits (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

   (3) EBITDA margin equals EBITDA as a percentage of revenues for each period presented.

   (4) In September 1997, we acquired L.W.G., Inc. and subsidiary, and Bodaken & Associates in business combinations accounted for as purchases. See
        Note 4 to our historical consolidated financial statements for additional information.

   (5) In June 1998, we acquired Klick, Kent & Allen, Inc. In September 1998, we acquired S.E.A., Inc., Kahn Consulting, Inc., and KCI Management Corp. These business combinations were accounted for as purchases. See
        Note 4 to our historical consolidated financial statements for additional information.

   (6) Effective January 31, 2000, we acquired Policano & Manzo, L.L.C. in a business combination accounted for as a purchase. See Note 4 to our historical consolidated financial statements for additional information.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

     FTI is a multi-disciplined consulting firm with leading practices in the areas of financial restructuring, litigation support and engineering and scientific investigation. Our Financial Consulting division, which accounted for 39% of our 1999 pro forma revenues and was our most profitable division, offers a broad range of financial consulting services, such as forensic accounting, bankruptcy and restructuring analysis, expert testimony, damage assessment, cost benefit analysis and business valuations. Our Litigation Consulting division, which accounted for 27% of our 1999 pro forma revenues, provides advice and services in connection with all phases of the litigation process. Our Applied Sciences division, which accounted for 34% of our 1999 pro forma revenues, offers forensic engineering and scientific investigation services, accident reconstruction, fire investigation and expert testimony regarding intellectual property rights. From 1997 to 1999, our revenues grew at an average annual rate of about 38%.

     Revenues generated by our business divisions consist primarily of fees for our professional services. We charge our professionals' time at hourly rates, which vary from professional to professional, based on the professional's position, experience and expertise. We also directly bill our clients for services provided by our independent consultants. We recognize revenues for the production of our work product, including static graph boards, color copies and digital video production and fees for use of our equipment and facilities. We also pass through our out-of-pocket expenses, such as our cost of recruiting subjects and participants for research surveys and mock trial activities and our travel. We recognize revenues in the period when the service is provided.

     Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, the cost of outside consultants assigned to revenue-generating activities and other related expenses billable to clients.

     Selling, general and administrative expenses consist primarily of salaries and benefits paid to office and corporate staff, as well as rent, marketing and corporate overhead expenses. In 1999, selling, general and administrative expenses accounted for about 28% of our pro forma revenues. Our corporate overhead costs other than depreciation and amortization, which are included in selling, general and administrative expenses, represented about 5% of pro forma revenues in 1999.

     We are organized into three distinct operating segments that contribute to the overall performance of our company. As such, we evaluate segment performance and allocate resources based on the operating income before depreciation and amortization, corporate general and administrative expenses and income taxes for each division. In 1999, our Financial Consulting division accounted for 57.2% of our pro forma operating income, while our Litigation Consulting division accounted for 26.1% and our Applied Sciences division accounted for 16.7%.

     On June 30, 2000, we had about $93.7 million of unamortized goodwill, which we are amortizing over 15 to 25 year periods. Annual goodwill amortization, including goodwill associated with the acquisition of P&M, is approximately $5.1 million. Approximately $14.6 million of our unamortized goodwill is not deductible for tax purposes. Consequently, we estimate that our effective tax rate for 2000 will be about 42% before amortization of goodwill and 44% after amortization of goodwill.

     We intend to use our net proceeds from this offering and our other financial resources to repay all $30.4 million of our outstanding senior subordinated notes. The senior subordinated notes bear annual interest at 12% payable in cash, and 5% payable in additional subordinated notes. Upon repayment of the notes, our remaining debt outstanding will be about $59.9 million. The average annual interest rate on this remaining debt will be about 10.5%. We expect annual interest savings from repayment of our senior subordinated notes to be about $5.1 million.

Recent Acquisitions

     Since September 1997, we have made six major acquisitions, all of which were accounted for as purchases, as further described in Note 4 of "Notes to Consolidated Financial Statements," which we have included later in this Prospectus.

     On February 4, 2000, we acquired Policano & Manzo as further described in
Note 4 of "Notes to Consolidated Financial Statements." P&M, based in Saddle Brook, New Jersey, specializes in providing financial restructuring, advisory and forensic accounting services to the workout and bankruptcy community. These services are provided on a nationwide basis to financially distressed businesses, creditors, investors and other interested parties. The purchase price totaled $54.9 million, consisting of $48.3 million in cash, 815,000 shares of our common stock valued at $5.5 million and acquisition related expenses of $1.1 million.

     In September 1998, we acquired both S.E.A., Inc. and Kahn Consulting, Inc. ("KCI"). SEA, headquartered in Columbus, Ohio, provides investigation, research, analysis and quality control services in areas such as distress, product failure, fire and explosion, and vehicle and workplace accidents. The SEA acquisition has allowed us to significantly expand its scientific consulting offerings, in addition to providing geographic expansion into the southeast and mid-west markets. KCI, headquartered in New York City, provides expert testimony on accounting and financial issues; forensic accounting and fraud investigation services; strategic advisory, turnaround, bankruptcy and trustee services; and government contract consulting. The acquisitions of KCI and KK&A provided the foundation for expansion of our financial consulting services into cities in which we provide litigation or forensic engineering services.

     In June 1998, we acquired Klick, Kent & Allen ("KK&A"). KK&A provides strategic and economic consulting to various regulated businesses, advising on such matters as industry deregulation, mergers and acquisitions, rate and cost structures, economic and financial modeling and litigation risk analysis.

     In September 1997, we acquired L.W.G., Inc. and Bodaken Associates. LWG broadened our offerings to the insurance market by adding capabilities in claims management consulting and restoration services. Bodaken enhanced our jury and trial consulting capabilities, particularly in the western region of the U.S.


Results of Operations


     Six Months Ended June 30, 2000 and June 30, 1999


     Revenues. Total revenues for the six months ended June 30, 2000 increased 58.8% to $65.6 million compared to $41.3 million for the six months ended June 30, 1999. For the six months ended June 30, 2000, revenues in our Financial Consulting division grew by $19.0 million, or 191.3%, to $28.9 million, compared to the first half of 1999. Our acquisition of P&M as of January 31, 2000 accounted for $13.3 million of this growth, with $5.7 million generated by internal growth. Litigation Consulting division revenues increased 25.6% from $13.6 million in 1999 to $17.1 million in 2000. The Applied Sciences division experienced revenue growth of 10.7% to $19.7 million in revenues in the six months ended June 30, 2000, compared to $17.8 million in the first half of 1999.

     Direct Cost of Revenues. Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of outside consultants assigned to revenue-generating activities and other related expenses billable to clients. Direct cost of revenues improved to 50.0% of total revenues for the six months ended June 30, 2000, compared to 51.7% of total revenues for the six months ended June 30, 1999. We attribute this improvement primarily to the acquisition of P&M and productivity increases in the Applied Sciences and Financial Consulting divisions.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and benefits paid to our office and corporate staff, as well as rent, marketing and corporate overhead expenses. These expenses were 27.8% of total revenues for the six months ended June 30, 2000, compared to 35.0% for the six months ended June 30, 1999. This improvement was primarily because P&M's selling, general and administrative expenses were a lower percentage of its revenues and because our total revenues increased substantially more than our selling, general and administrative expenses.

     Amortization of Goodwill. Amortization of goodwill increased from $1.1 million in the first half of 1999 to $2.2 million in the first half of 2000 as a result of our acquisition of P&M as of January 31, 2000.

     Interest Expense, net. Net interest expense increased to $5.5 million for the six months ended June 30, 2000, from $1.8 million for the six months ended June 30, 1999. Interest expense consisted primarily of net interest expense associated with the purchased businesses referred to above, including P&M, and the refinancing of our debt on February 4, 2000. We discuss this refinancing below in "Liquidity and Capital Resources."

     Income Taxes. In the first half of 2000, our effective income tax rate decreased to 44.0% from 47.2% in the first half of 1999. This decrease was primarily the result of the proportionately lower non-deductible goodwill amortization resulting from some of our acquisitions in 1997 and 1998.

     Extraordinary Item, net of taxes. As a result of the write-off of unamortized debt discount and deferred financing costs associated with the debt that we refinanced on February 4, 2000, we had an $869,000 loss on early extinguishment of debt, net of taxes in the first half of 2000.

     Years Ended December 31, 1999, 1998 and 1997


     Revenues. Total revenues in 1999 increased 44.4% to $84.6 million from $58.6 million in 1998. Our Financial Consulting division's revenues grew by 114.0% to $19.9 million from $9.3 million, with $8.6 million of that growth coming from the KCI acquisition in 1998 and $2.0 million from internal growth. Litigation Consulting division revenues increased 9.8% to $29.1 million in 1999 from $26.5 million in 1998 as a result of an improved volume of cases. Our Applied Sciences division experienced 56.2% in revenue growth in 1999 to $35.7 million from $22.8 million in 1998, nearly all of which came from the acquisition of SEA in September 1998.

     Total revenues in 1998 increased 32.7% over 1997. Excluding acquisitions completed in 1998, revenues would have increased 6.9%. Litigation Consulting revenues decreased 5.3% from 1997 to 1998 as a result of softness in the markets during the second and third quarters of 1998. Our Applied Sciences division experienced 90.4% growth in 1998, with more than half of that growth coming from the acquisition of SEA. The Financial Consulting division's revenues grew by 120.2%, with substantially all of that growth coming from the KCI acquisition.

     Direct Cost of Revenues. Direct cost of revenues was 52.2% of our total revenues in 1999, 53.6% in 1998 and 53.3% in 1997. The improvement in 1999 resulted from a mix of price increases and improved productivity.

     Selling, General and Administrative Expenses. As a percent of our total revenues, these expenses were 34.1% in 1999, 35.0% in 1998 and 34.3% in 1997.

     Amortization of Goodwill. Annual amortization of goodwill increased from $82,000 in 1997 to $2.3 million in 1999, as a result of our acquisitions. Amortization will increase substantially in 2000 as a result of the P&M acquisition. We discuss goodwill amortization further in "Future Assessment of Recoverability and Impairment of Goodwill" below.

     Other Income and Expenses. Interest expense consisted primarily of interest on debt we incurred to purchase the businesses referred to above. Interest expense will also increase substantially in 2000 as a result of the P&M acquisition and the associated refinancing of our existing debt in February 2000.

     Income Taxes. Our effective tax rate increased to 43.6% in 1999 from 43.2% in 1998, and 40.6% in 1997, principally as a result of some of the goodwill amortization not being deductible for income tax purposes. See Note

8 of "Notes to Consolidated Financial Statements" for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities.

Future Assessment of Recoverability and Impairment of Goodwill

     In connection with our various acquisitions, including P&M, we recorded goodwill, which we are amortizing on a straight-line basis over periods of 15 to 25 years. These are the periods during which we estimate we will benefit from this goodwill. At June 30, 2000, unamortized goodwill was $93.7 million, or 61.4% of our total assets and 205.6% of our stockholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. For financial reporting purposes, goodwill and all other intangible assets are amortized over the estimated period benefited. We have determined the period for amortizing goodwill based upon several factors, the most significant of which are the relative size, historical financial viability, growth trends of the acquired companies and the relative lengths of time these companies have been in existence.

     Our management periodically reviews the carrying value and recoverability of our unamortized goodwill. If the facts and circumstances suggest that the goodwill may be impaired, we would adjust the carrying value of the goodwill. This would result in an immediate charge against income during the period of the adjustment and/or a shortening of the length of the remaining amortization period, which would result in an increase in the amount of goodwill amortization during the period of adjustment and each period thereafter until fully amortized. If we adjust goodwill, we cannot assure you that we will not have to make further adjustments for impairment and recoverability in future periods. The most significant of the factors we will consider in determining whether goodwill is impaired will be losses from operations; loss of customers; and industry developments such as our inability to maintain market share, the development of competitive products or services or imposition of additional regulatory requirements.

Liquidity and Capital Resources

     In the first half of 2000, we generated $3.0 million of cash flow in our operations, compared to $3.2 million in the first half of 1999. We attribute this lower cash flow to the increase in our net working capital balances, including the working capital needs of P&M, reduced by the significant increase in net income excluding non-cash charges for depreciation and amortization and the extraordinary item of $1.5 million, before taxes. We anticipate that our cash flow from operations for the rest of 2000 will increase over 1999, primarily because of our expected increase in net income before non-cash charges.

     In 1999, we generated $8.4 million of cash flow from operations, an improvement of $3.1 million from 1998. We attribute this increase to our higher net income excluding non-cash charges (principally depreciation and amortization) of $2.2 million and the favorable net cash effects of changes in working capital balances.

     To finance the P&M acquisition, we entered into:

      . a senior credit facility, consisting of a $61.0 million amortizing term loan maturing through January 31, 2006, initially bearing interest at LIBOR plus specified margins ranging from 3.25% to 3.75%, which may decline based on our leverage ratio;

      . a $7.5 million revolving credit facility (not initially drawn down), bearing interest at prime plus 1.75%, which also may decline based on our leverage ratio; and

      . $30.0 million of senior subordinated notes maturing January 31, 2007, bearing 12% annual cash interest and 5% annual interest payable in kind (PIK).

     The credit facilities are secured by all of our assets. We are required to comply with various specified financial covenants related to our operating performance and liquidity at the end of each quarter. Further, we have obtained interest rate protection on $41.0 million of the $61.0 million term loan. We believe we will be in compliance with all our other loan covenants throughout 2000. We used the proceeds of these facilities, together with approximately $2.0 million of our existing cash, to purchase P&M and to refinance our existing debt of approximately $44.0 million. We also issued 604,504 shares of our common stock to retire approximately $2.7 million of our seller notes to several members of our senior management team whose businesses we had previously acquired.

     In connection with the senior subordinated notes, we issued the holders warrants to purchase approximately 670,000 shares of our common stock at an exercise price of $4.44 per share. The warrants expire ten years from the date of closing. At the same time, we retired warrants for 130,835 shares of our common stock issued in March 1999 in connection with our prior subordinated debt of $13.0 million, which we repaid as part of this refinancing.

     In 1998, we had borrowed $26.0 million under our prior $27.0 million long-term credit facility with a bank to provide the $26.4 million of cash needed to acquire KK&A, KCI and SEA. We negotiated this credit facility in March 1999 and repaid it on February 4, 2000. In March 1999, we issued $13.0 million of subordinated debentures, that we also repaid on February 4, 2000.

     In connection with the acquisition of businesses in 1997 and 1998, we issued seller notes that totaled $10.8 million at December 31, 1999. We repaid $8.1 million of these notes in the refinancing on February 4, 2000, and exchanged approximately $2.7 million for our common stock as noted above.

     During the six months ended June 30, 2000, we spent $1.7 million for additions to property and equipment. This amount included expenditures for internal information systems that allow us to better manage our expanding operations. At June 30, 2000, we had no material commitments for the acquisition of property and equipment other than a lease for a new office in New York City, which we expect to occupy before the end of the third quarter of 2000. We estimate that we will spend about $2.2 million for leasehold improvements, furniture and fixtures for this new office.

     During 1999, we spent $3.1 million for additions to property and equipment. This amount included expenditures for our internal information systems. At December 31, 1999, we had no material commitments for the acquisition of property and equipment.

     We believe that cash generated from our operations will allow us to meet our obligations that mature in 2000, and also provide us the necessary cash resources we will need in the near term to fund our expanding operations. We will use the proceeds of this offering to repay our senior subordinated notes, which will significantly decrease our leverage and interest expense and we believe increase our ability to obtain financing in the future should the need arise. As a result of our prepaying the senior subordinated notes, the warrants we issued to the holders of these notes will be reduced from the right to purchase 670,404 shares to the right to purchase 473,226 shares of our common stock at $4.44 per share.

Year 2000 Compliance


     During 1999, we implemented a four-stage process to assure Year 2000 compliance of all hardware, software and ancillary equipment that are date dependent. We completed all four phases and believe that the Year 2000 issue did not and will not cause us any significant operational problems. In addition, we contacted our important suppliers and customers and received positive statements of compliance from all significant third parties. To date, we are not aware of any Year 2000 non-compliance by our customers or suppliers that would have a material impact on our business. We are not aware of any other material Year 2000 non-compliance that would require repair or replacement or that could have a material effect on our financial position. We cannot assure you, however, that we will not face unanticipated Year 2000 non-compliance problems. If we do, we may have to spend material amounts and could face material disruptions to our business. We have developed a strategy to address these potential consequences and contingency plans to deal with any disruptions.

Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from the changes in the price of financial instruments. We are exposed to market risk from changes in interest rates which could affect our future results of operations and financial condition. We manage our exposures to these risks through our regular operating and financing activities, including the use of derivative financial instruments.

     At June 30, 2000, $60.0 million of our long-term debt bore interest at variable rates. Accordingly, our earnings and after-tax cash flow are affected by changes in interest rates. To mitigate our exposure, management has utilized six-year interest rate swap and cap agreements covering $41.0 million of our long-term debt. In the event of adverse changes in interest rates, management may take actions to further mitigate our exposure.

                                    BUSINESS

Overview

     We are a multi-disciplined consulting firm with leading practices in the areas of financial restructuring, litigation consulting and engineering and scientific investigation. Modern companies, as well as those who advise and invest in them, face growing challenges on every front. From a proliferation of "bet-the-company" litigation to increasingly complicated relationships with lenders and investors in an ever-changing global economy, U.S. companies are increasingly turning to outside experts and consultants to deal with these complex issues. We are dedicated to helping companies and their advisors, lawyers, lenders and investors meet these challenges by providing a broad array of the highest quality professional services from a single source.

     We operate through three business divisions: Financial Consulting, Litigation Consulting and Applied Sciences. Financial Consulting provides a range of financial consulting services to financially distressed debtors or their creditors and investors. Litigation Consulting provides advice and services throughout all phases of the litigation process. Applied Sciences offers forensic engineering and scientific investigation services, such as accident reconstruction, fire investigation and product failure analysis. In all areas of our business, we believe that our staff of accounting, economic and statistical, engineering, scientific, communication, artistic, computer management and jury professionals are recognized experts in their fields. This, coupled with the broad range of expertise we offer our clients, is how we compete in the marketplace.

     Our clients retain us when confronted with adverse situations such as bankruptcy, litigation, regulatory investigations or proceedings or insurance claims. We believe that they retain us for several reasons, including:

     .    our recognized expertise;

     .    our unique capabilities in several highly specialized areas;

     .    their need for an impartial expert;

     . our disciplined project management approach that allows us to deliver consistently high quality advice and services, on schedule and on budget; and

     . the trend in business generally to outsource non-core activities, especially in those areas that are complex, unique and incident-driven.

     Over the past three years, we have taken several steps to extend our range of services, leverage our reputation for quality and client service and grow our business, including the following:

     . completed six acquisitions that significantly expanded our size, service offerings and geographic scope;

     . expanded into financial consulting services for restructurings and bankruptcy proceedings;

     . recruited more recognized litigation support professionals and added to our visual communications staff; and

     . developed proprietary trial preparation and presentation software and software to facilitate forensic engineering and scientific investigation.

     We currently have major offices in New York, Columbus, Chicago, Houston, Los Angeles, Annapolis and Washington, D.C., as well as over 25 other locations in the United States.

Industry Overview

     We serve businesses, lenders, investors, insurers and their legal counsel in adverse circumstances such as class action lawsuits, financial restructurings and bankruptcy proceedings and accident investigations. Clients' reputations, financial condition and very existence are sometimes at stake. Consequently, our clients require objective and professional advice from independent experts. Also, many businesses, lenders, investors, insurers and law firms are increasingly outsourcing functions that have become very specialized or require unique knowledge or technology.

     Litigation Consulting and Applied Sciences. Currently, the market for legal services in the United States exceeds $100 billion annually, according to U.S. Bureau of Census statistics. We expect this market to continue to grow as rising litigation costs and the risks of large monetary judgments continue to focus businesses on better managing risks and the litigation process. Increasingly, businesses, financial institutions and law firms are turning to outside litigation service consultants to complement or assist their internal legal staffs in more efficiently and effectively managing the litigation process. Demand for specialized litigation and forensic engineering services is also being driven by a greater emphasis on loss and injury prevention by insurance companies and manufacturers and significant advances and declining costs in information technology. Manufacturers are increasingly concerned about product safety and analyzing failures to make products safer as a result of the proliferation of mass tort claims and the high costs of product recalls mandated by government agencies. Insurance companies are also partnering with manufacturers for the same reasons. Continuing advances and the declining costs of information technology have resulted in a much greater use of computer simulations and animations for a wider range of disputes, as well as for product testing and employee training. Further, such advances and declining costs have resulted in the cost-effective use of engineering applications beyond high exposure litigation and high value products.

     Traditionally, litigation consulting firms focused on discrete stages of the litigation process from inception of a cause of action, through a jury trial to final resolution. Today, clients are seeking outside consulting services throughout the entire process, including the pre-litigation phase.

     Financial Consulting. We have greatly expanded our capabilities and size in financial restructuring and bankruptcy advice since 1998. We believe that the number of financial restructurings and bankruptcies will continue to grow because of intense competition and rapidly changing markets in many industries, the deregulation of various industries and the recent lengthy economic growth during which many companies expanded aggressively. The bankruptcy market is rapidly expanding as more companies seek Chapter 11 protection.

     According to Standard & Poor's Credit Week, 1999 was one of the worst years ever in terms of corporate defaults, with the highest level of defaulted debt ever reported. Only about 40% of last year's defaults related to economic turmoil. In fact, most defaults occurred in spite of the recent years of uninterrupted economic prosperity. Standard & Poor's predicts that the current wave of defaults will continue for at least the next several years. According to New Generation Research, a research center for information on bankruptcies and turnarounds, 120 publicly traded companies, with assets totaling $28.9 billion, filed for bankruptcy in 1998, compared to 82 publicly traded companies, with assets totaling $17.3 billion, in 1997. In 1999, 145 public companies, with assets totaling $58.8 billion, filed for bankruptcy.

Business Strategy

     We believe that we are the established leader in consulting to companies and their creditors facing adverse circumstances. Our goal is to expand our lead by continuing to anticipate our clients' needs and provide a range of high-quality consulting services to meet those needs. Success in this marketplace depends on reputation, service capacity, in some cases geographic location and to a lesser degree price. The following are the key elements of our business strategy:

     . Leverage Our Reputation for High Quality Consulting Services. We believe that size and reputation are critical elements in the purchasing decisions of businesses, law firms, financial institutions and insurance companies. We provide services to many Fortune 500 companies and major law firms.

          We regularly handle many complex, high profile restructuring and litigation matters. We receive a high level of repeat business from our current clients and have been successful in expanding the range of services we provide to them. We believe we can continue to successfully leverage our reputation, experience and client base to obtain new engagements from both existing and new clients.

     . Retain and Attract Highly Qualified Professionals. Our professionals are crucial to delivering our services to clients and generating new business. We are committed to retaining our existing professionals and continuing to aggressively recruit additional professionals. We offer our professionals above average compensation opportunities, competitive benefits and challenging engagements. Existing employees are our greatest recruiting asset and the source of a majority of referrals. We will continue to encourage our employees to refer highly qualified professionals to us and reward them for these referrals.

     . Capitalize on Our Nationwide Network of Offices. We have established a nationwide network of 33 offices that enables us to leverage our operations in key geographic markets. We believe that we have a competitive advantage because we can provide services to large, geographically diverse corporations and bid for engagements on a nationwide basis. We also believe that our proximity to our clients provides a significant cost advantage by allowing us to balance resources and centralize a number of labor-intensive activities, including graphics support and document management. We intend to continue to expand the range of services provided by each of our offices. Also, our network of offices allows us to attract highly qualified professionals and to acquire highly respected firms that would like the ability to provide services on a nationwide basis.

     . Expand the Range of Our Services. We will continue to anticipate our clients' growing needs for expert services and expand our services to meet their needs. By expanding the range of our capabilities and integrating them with existing services, we can continue to position ourselves to provide more broad-based services to our clients. In recent years, we have significantly expanded our range of services to include such services as visual communications, forensic engineering, restructuring and bankruptcy consulting and electronic document management.

     . Continue to Expand the Use of Technology in Litigation Consulting. We will continue to develop and apply new technology to improve the cost-effectiveness of our services and to maintain our competitive edge. For example, we recently developed our eWar Room service, a new technology-based trial service that accelerates lawyers' trial preparation by combining specialized consulting with powerful new software. We are also focusing on taking advantage of the efficiencies of the Internet to improve information exchange and reduce costs throughout the entire litigation process. For example, we have recently introduced our secure extranet service to provide more solutions to the challenges of the increasing complexity of high stakes, multi-district litigation.

     . Selectively Acquire Companies to Obtain New Professionals and Capabilities. We will continue to build on our record of successfully identifying, executing and integrating strategic acquisitions. Since 1997, we have made six acquisitions that have enhanced our position as the leader in consulting to companies facing adverse circumstances. We will continue to selectively pursue strategic acquisitions that offer complementary businesses that we can leverage with our existing client base, offer increased efficiencies by leveraging our network of 33 locations, add new, highly qualified professional staff, and bring new clients to which we can cross sell our existing capabilities.

Financial Consulting

     Our Financial Consulting division provides expertise in financial restructurings and workouts, forensic accounting and statistical and economic analysis. As a result of the recent increase in bankruptcy filings and defaults in speculative grade debt, Financial Consulting has become the fastest growing of our three divisions.

     As part of our financial restructuring and workout practice, we provide services to financially distressed companies or to the secured and unsecured creditors of these companies. Our financial restructuring professionals advise companies and creditors in some of the largest, most complex bankruptcy proceedings and out-of-court restructurings in the United States. When advising a corporate client, we work with the company's management to assess the client's financial condition and viability, and then structure and implement a business rehabilitation plan to manage the client's cash flow to at least a break-even point. We also identify any non-essential assets that can be sold to generate cash. Typically, we then assist these corporate clients as they negotiate with their lenders to restructure their debt. In the event an out-of-court workout appears unlikely, we assess the impact of a bankruptcy filing on the client's financial condition and operating performance and seek Debtor-in-Possession financing on the client's behalf. If the client voluntarily files bankruptcy or is involuntarily forced into bankruptcy, we will assist in managing the entire bankruptcy process, including structuring, negotiating with creditors and implementing the plan of reorganization. We also render expert testimony in connection with the bankruptcy proceeding on such issues as business unit valuation and economic loss.

     When assisting creditors, we seek to maximize amounts owed to them by the debtor in an out-of-court workout or bankruptcy. In a workout engagement, we evaluate and monitor the quality and value of the collateral and any other assets available to the creditor, analyze the debtor's business plan and underlying cash flow projections and assess the adequacy of the debtor's financial reporting systems. Based on our analysis, we then assess the debtor's viability and develop and evaluate restructuring plans. In the event that an out-of-court workout is not feasible, we assist creditors in deciding whether to provide Debtor-in-Possession financing, in working through the bankruptcy process and in structuring and evaluating various reorganization plan alternatives.

     Our forensic accounting specialists work with companies faced with fraud and financial disclosure issues. Many of these companies are undergoing restructuring or bankruptcy reorganizations. Our statistical and economic experts use a range of statistical and economic tools to help companies evaluate issues, such as the economic impact of deregulation on a particular industry, the amount of commercial damages suffered by a business as a result of a tort or a breach of contract, the existence of discriminatory employment practices or the value of a business or professional practice. We also work with clients to develop business strategy and tactics on an ongoing basis to address these issues.

Litigation Consulting

     During the past 18 years, we have been a pioneer in developing and delivering professional services and creative solutions to litigation problems. We focus on developing and providing innovative applications from the fields of accounting, science, education, communications and technology to meet our clients' needs. From the first computer animations used in court to the latest in digital graphic presentations, we have been a leader in providing high-quality, cost-effective methods to prepare for and try cases. Our trial technology professionals have supported clients in the courtroom in some of the largest and most complex civil trials. Through the use of information technology and the Internet, we have demonstrated our ability to control litigation costs, speed-up the trial process and provide litigants superior access to data, a key competitive advantage.

     We have drawn on the skills and techniques used in 3D computer animation and simulation and pioneered their use to enhance presentations and expert testimony on complex subjects, such as toxic torts, vehicle accidents, airplane crashes, financial disputes, intellectual property resolutions and physical phenomena. The significant decrease in the cost of technology has made it a cost-effective alternative for most trials. Further, the dramatic increase in the size of trials and volume of information has made the visualization of concepts and themes through animated and static "pictures" a necessity for an effective presentation to a judge or jury.

     One of the important trends affecting the growth of litigation consulting is the increasing sophistication of courtroom presentation and document management techniques. Computerized document management in cases involving thousands or even millions of pages of depositions, testimony and exhibits is becoming a necessity in the federal and state court systems. Our document management and exhibit and trial preparation solutions enable our clients to better focus on preparing for and trying cases.

     The following are the type of services we might provide in a complex litigation matter:

     .  visual communication consulting services;

     .  graphic exhibit design and production;

     .  customized database development and distribution;

     .  video deposition capture and transcript linking;

     .  management of designated trial exhibits;

     .  courtroom survey, design and configuration;

     .  on-site technical trial support;

     .  hardware procurement and tracking; and

     . secure extranet storage and distribution of data, documents, transcripts, videos and exhibits.

     We have developed a number of technology-based tools to assist our clients in managing complex litigation:

     .  TrialMax(TM) is our comprehensive trial preparation solution. TrialMax
        (TM) provides a litigation team with the ability to easily store, annotate and display documents, computer graphics, video clips and digitized depositions in the courtroom. One of the innovative features of TrialMax(TM) is its ability to segment digitized video depositions for presentation in the courtroom.

     . eWar Room is our automated tool for handling trial data regardless of information source or data type. This tool electronically retrieves and displays documents in court in any order selected by the lawyer and also enables document highlights to be presented to the judge or jury. Using our service, trial lawyers can now review an entire exhibit package on screen, make changes in real time and rehearse in any media they select, from graphics, video or PowerPoint to paper documents. With the assistance of our professionals, trial lawyers can develop key themes and concepts, and we help them get their point across in the most effective manner.

     . Secure Extranet Services is our recently introduced Internet application for clients who are parties to multi-district litigation. This service will further our objective of providing better and more cost-effective service to our clients.

     We believe the extranet will become the backbone for the delivery of custom litigation support software applications and services designed for delivery over the Internet. To maintain our competitive technological edge, we recently created a strategic alliance with USinternetworking, one of the leading application service providers, to host our secure extranet service.

Applied Sciences

     Our Applied Sciences division specializes in forensic engineering and scientific investigation. We analyze the causes of accidents and other claims resulting from fires, vehicle design, chemical mishaps, poor product design and other causes. As an extension of our engineering and scientific work, clients also seek expert testimony from our professionals and network of more than 2,000 on-call technical and scientific consultants.

     Our Applied Sciences professionals blend state-of-the-art technology with their many years of practical experience. For example, we have developed a proprietary software and full-scale test equipment system for calculating the precise performance characteristics and center of gravity of virtually any vehicle, which may be critical in determining liability in accident cases. We also use this equipment to assist vehicle manufacturers, government agencies and auto racing teams in maximizing safety and vehicle performance.

     We believe we are the leader in vehicle accident reconstruction and highway defect litigation. Visually demonstrating accidents has become an accepted and even a necessary trial tool. For example, we have recently provided aircraft accident analysis for several high-profile crashes. We employ our expertise to create computer simulations for our Litigation Consulting division for courtroom presentation. We also created a complete aircraft crash simulation video that a number of airlines have adopted for pilot training.

     Our Applied Sciences professionals are well-recognized as experts in the investigation of fires and explosions. Our staff includes origin and cause experts, flammability reconstructionists, fire protection engineers, electrical engineers and mechanical engineers. We have staged actual fires in real buildings for research and training purposes, using these exercises not only to educate our own staff but to also train insurance, legal and government organizations.

     We are also engaged by companies at an early stage of potential litigation to evaluate the cause of product failures and relative responsibility for an accident, or to assess product safety or preventative safety measures. The Applied Sciences division also assists companies in assessing preventative measures relating to product design and evaluating the causes of product failures. We are regularly called upon to assess the causes and relative levels of responsibility for an accident, as well as to design preventative measures. Because we are engaged early in the process, we believe our revenues from these services are steadier and less incident-driven than those of our competitors who are focused exclusively on trial preparation and presentation.

Clients

     We have cultivated long-term relationships with many of the premier financial institutions, law firms and businesses in the U.S. In 1999, we worked for over 1,900 clients, including:

     . 1,139 law firms, 60 of which were rated among the top 100 law firms (based on 1998 U.S. revenues as measured by American Lawyer magazine);

     .  198 industrial clients, 75 of which were among the Fortune 500 in 1999;

     . 22 of the 25 largest banks located in the U.S. (also listed among the Fortune 500 in 1999); and

     . 447 insurance companies, 61 of which were among the top 100 property and casualty insurers (as reported by A.M. Best Company in 1999).

     In 1999, we derived approximately 75% of our revenues from existing clients or referrals from existing clients. Our largest client represented less than 8% of our 1999 revenues. As of December 31, 1999, we were actively working on 3,369 different matters for 1,732 different clients.

Marketing and Sales

     Historically, we have relied primarily on our reputation to market our services to new and existing clients since most of our work is repeat work for existing clients or referrals from existing clients. Our professionals develop close, personal relationships with clients and often learn about new business opportunities from their frequent contacts with clients. Consequently, we encourage our professionals to generate new business and reward them with increased compensation and promotions for generating new business.

     Our Litigation Consulting division has about ten full-time sales people and our Applied Sciences division has about 20 full-time sales people who are involved in marketing our services. Our Financial Consulting division primarily relies upon referrals and does not require sales personnel. In marketing our services, we emphasize our experience, the quality of our services and our professionals' particular areas of expertise. While we aggressively seek new business opportunities, we maintain high professional standards and carefully evaluate potential new client relationships and engagements.

     We plan to develop greater brand awareness of "FTI" as a provider of a broad range of high quality consulting services. We are currently focused on improving the quality and functionality of our Web sites, where we describe our services and experience and promote our reputation. Although we currently market many of our services under different names, we are in the final stages of a brand identification study by an outside consulting firm. As a result of this study, we expect to build and promote a single brand.

Competition

     The markets in which we operate are highly competitive. We face competition from several national companies, national accounting firms and a number of smaller firms that provide one or more services in local and regional markets. Financial Consulting competes primarily against national accounting firms and private financial consulting firms. Litigation Consulting competes against Trialgraphics, Decision Quest, Engineering Animation, Exponent and, to a limited extent, other litigation consulting services and individual consultants. Applied Sciences competes primarily against several regional or national concerns, independent experts and research organizations.

     Competitive factors for our services include reputation, size, geographic location, performance record, quality of work, range of services provided and relationships with clients. To a lesser extent, we also compete on price, but the critical nature of our services typically reduces price to a secondary consideration.

     Some national support service providers are larger than we are and, on any given engagement, may have a competitive advantage over us with respect to one or more competitive factors. In addition, smaller local or regional firms, while not offering the range of services we provide, often are able to provide the lowest price on a specific engagement because of their lower overhead costs and proximity to the engagement. The fragmented nature of our markets may also provide opportunities for large companies that offer complementary services to enter one or more of our markets through acquisition. In the future, these and other competitive pressures could require us to modify our pricing or increase our spending for marketing to attract business.

Human Resources

     As of June 30, 2000, we had 519 employees. Of that total, 110 are in the Financial Consulting division, 122 are in the Litigation Consulting division, 250 are in the Applied Sciences division and 37 are in corporate management and administrative positions. We also maintain consulting arrangements with about 1,700 independent consultants, about 430 of whom were utilized on our engagements during 1999. About 79% of our professionals have more than ten years of experience in their field of practice, and many are well recognized for their expertise and experience.

     Our professionals have varied specialties and specialized backgrounds in such fields as engineering, accounting, mathematics, statistics and psychology. A number have Ph.D.s or other advanced degrees. Some have legal training and experience. We strongly believe that our ability to recruit and retain bright, experienced and ambitious professionals is a key factor to our continued success.

     We believe that professionals join us at FTI because we provide challenging work assignments and compensation packages that are generally above the industry standard. People who join FTI gain practical experience and knowledge from highly talented co-workers, and we treat them as valued professionals. Moreover, most of our professional employees participate in an incentive compensation plan in addition to receiving base salaries.

Properties

     We lease our principal facility in Annapolis, Maryland, which totals approximately 39,100 square feet, under a lease that expires in December 2003. We also lease 32 other offices across the United States, including offices in cities such as New York, Chicago, Houston, Los Angeles, Atlanta, Columbus and Washington, D.C. We believe that our leased facilities are adequate for our current needs and that suitable additional space, should it be needed, will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

     We are not currently a party to any material litigation.

                                  MANAGEMENT

The following are our executive officers and directors:

Name                            Age   Positions
----                            ---   ---------
Jack B. Dunn, IV.............   49    Chairman of the Board and Chief Executive Officer

Stewart J. Kahn..............   56    President, Chief Operating Officer and Director

Theodore I. Pincus...........   57    Executive Vice President, Chief Financial Officer
                                      and Secretary

Patrick A. Brady.............   46    President, Litigation Consulting Division

Glenn R. Baker...............   58    President, Applied Sciences Division

Barry M. Monheit.............   53    President, Financial Consulting Division

Scott S. Binder..............   45    Director

Denis J. Callaghan...........   58    Director

James A. Flick...............   66    Director

Peter F. O'Malley............   61    Director

Dennis J. Shaughnessy........   52    Director

George P. Stamas.............   49    Director

     Jack B. Dunn, IV became our Chairman of the Board of Directors in December 1998 and has served as our Chief Executive Officer since October 1995. From October 1995 to December 1998 he also served as our President. From May 1994 to October 1995 he served as our Chief Operating Officer and from October 1992 through September 1995 he served as our Chief Financial Officer. Mr. Dunn is a limited partner of the Baltimore Orioles. Prior to joining us, he was a member of the Board of Directors and a Managing Director of Legg Mason Wood Walker, Incorporated and directed its Baltimore corporate finance and investment banking activities.

     Stewart J. Kahn has served as our President since December 1998 and as our Chief Operating Officer since September 1999. Mr. Kahn is also a director of Kahn Consulting, Inc. ("KCI"), the accounting and financial services consulting firm we acquired in September 1998. From 1989 to September 1998, Mr. Kahn was a director and President of KCI. Prior to 1989, he was with Arthur Andersen & Co. for 24 years. He is a certified public accountant.

     Theodore I. Pincus has been our Executive Vice President and Chief Financial Officer since March 1999. Prior to joining us, Mr. Pincus was Executive Vice President and Chief Financial Officer of Nitinol Medical Technologies from May 1995 to March 1999. Before then, he was President of the Pincus Group, a financial consulting firm, from December 1989 to May 1995. Earlier in his career, he was a partner at Ernst & Young and was Partner-in-Charge of Management Consulting in the New York Region of KPMG Main Hurdman, both public accounting firms. He is a certified public accountant.

     Patrick A. Brady has been President of our Litigation Consulting division since May 1999. From 1994 to May 1999, he was Executive Vice President of Litigation Consulting, and from 1996 to May 1999, he was also our Chief Operating Officer. From 1994 to 1996, Mr. Brady was General Manager of our Visual Communications and Trial Consulting Services. Mr. Brady joined us in 1986 and specialized in project management methodologies for dealing with major failure investigations and complex litigation matters.

     Glenn R. Baker has been President of our Applied Sciences division since September 1998. Prior to joining us, he was Chief Executive Officer and President of SEA, which we acquired in September 1998. Mr. Baker co-founded SEA in 1970. Mr. Baker is a certified fire investigator and obtained his MBA in 1966.

     Barry M. Monheit has been President of our Financial Consulting division since May 1999. From 1992 to 1998, he was a Managing Director of KCI. We acquired KCI in September, 1998. Prior to joining KCI, Mr. Monheit was the Partner-in-Charge of Arthur Andersen & Co.'s New York Financial Consulting Division and its U.S. bankruptcy and reorganization practice. Before joining Arthur Andersen in 1988, he served as Partner-in-Charge of Spicer and Oppenheim's bankruptcy and reorganization practice and as managing director of its Houston office. Mr. Monheit is a certified public accountant.

     Scott S. Binder became a director of FTI in May 1999. Since 1997, he has been a Principal with Allied Capital Corporation. From 1985 until 1997, Mr. Binder was President of Overland Capital Corporation, an owner and operator of cable television systems and radio stations. From 1991 until 1998, he was also a director of CIH, Ltd. a Washington, D.C. public affairs consulting firm. Mr. Binder is a certified public accountant.

     Denis J. Callaghan became a director of FTI on July 25, 2000. Mr. Callaghan retired from Deutsche Banc Alex. Brown on February 29, 2000, where he was the Director of North American Equity Research. Prior to becoming Director of Equity Research in 1992, Mr. Callaghan was responsible for Alex. Brown's Insurance and Financial Services Research Groups. Prior to joining Alex. Brown in 1988, he was a Senior Insurance Analyst and First Vice President with PaineWebber.

     James A. Flick has been a director of FTI since 1992. He is President, Chief Executive Officer and a director of Dome Corporation, a real estate development and management services company. He is also President of Winnow, Inc. From 1991 through 1994, Mr. Flick was an Executive Vice President of Legg Mason Wood Walker, Incorporated. Mr. Flick also is a director of Capital One Financial Corporation and Bethlehem Steel Credit Affiliates. Mr. Flick is a certified public accountant.

     Peter F. O'Malley has been a director of FTI since 1992. He is President of Aberdeen Creek Corporation, a privately-held company engaged in investment, business consulting and development activities. Mr. O'Malley is the founder of, and since 1989 has been Of Counsel to, the law firm of O'Malley, Miles, Nylen & Gilmore. Mr. O'Malley is a director of Potomac Electric Power Company and Legg Mason, Inc.

     Dennis J. Shaughnessy has been a director of FTI since 1992. He is a Managing Director of Grotech Capital Group, Inc., a venture capital firm headquartered in Timonium, Maryland. Prior to becoming a Managing Director of Grotech Capital Group in 1989, Mr. Shaughnessy was Chief Executive Officer of CRI International, Inc. Mr. Shaughnessy also is a director of TESSCO Technologies, Inc. and U.S. Vision, Inc.

     George P. Stamas has been a director of FTI since 1992. Since December 1999, Mr. Stamas has been Vice Chairman of Deutsche Banc Alex. Brown. From 1996 to 1999, he was a partner in the law firm of Wilmer, Cutler & Pickering. Before then, he was a partner in the law firm of Piper & Marbury L.L.P. Mr. Stamas was counsel to, and is a limited partner of, the Baltimore Orioles.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table shows the beneficial ownership of our common stock as of July 31, 2000 by:

     . each stockholder known to us that beneficially owns more than 5% of our common stock;
     . each of our current executive officers and directors; and . all of our current directors and executive officers as a group.

     The table also shows the number of shares being sold by each selling stockholder and the number and percentage of our outstanding shares each selling stockholder will own after the offering.

                                                                           Before Offering                        After Offering
                                                                      -----------------------    Shares       ----------------------
Name of Beneficial Owner (1)(2)                                         Shares       Percent     Offered        Shares      Percent
-------------------------------                                       ----------    ---------   ---------     ----------   ---------
Executive Officers, Key Employees and Directors:
Jack B. Dunn, IV (3) ..............................................     387,689        5.8%       50,000       337,689(33)     3.3%
Stewart J. Kahn (4)................................................     475,194        6.8        50,000       425,194(33)     4.2
Theodore I. Pincus (5).............................................      15,334          *            --        15,334           *
Patrick A. Brady (6)...............................................     184,100        2.8            --       184,100         1.8
Glenn R. Baker (7).................................................      23,533          *            --        23,533           *
Barry M. Monheit (8)...............................................     166,652        2.6        50,000       116,652(33)     1.1
Robert Manzo (9)...................................................     507,500        7.8        50,000       457,500(33)     4.5
Michael Policano (10)..............................................     507,500        7.8        50,000       457,500(33)     4.5
Scott S. Binder (11)...............................................      20,000          *            --        20,000           *
Denis J. Callaghan.................................................          --         --            --            --          --
James A. Flick, Jr. (12)...........................................      69,331        1.1            --        69,331           *
Peter F. O'Malley (13).............................................      79,063        1.2            --        79,063           *
Dennis J. Shaughnessy (14).........................................      80,600        1.3            --        80,600           *
George P. Stamas (15)..............................................      61,438        1.0            --        61,438           *
All directors and executive officers as a group (12 persons).......   2,004,530       27.4       150,000     1,854,530(33)    16.6
Other Selling Stockholders:
Allied Capital Corporation (16)(17)................................     449,935        6.9       351,345            --           *
Allied Investment Corporation (17)(18).............................     146,938        2.5       146,938            --           *
Bank of America, N.A...............................................      25,000          *        25,000            --          --
Grotech Partners III, LP (19)(20)(21)..............................     389,721        6.1       389,721            --          --
Grotech III Companion Fund, LP (19)(20)(22)........................      46,439          *        46,439            --          --
Grotech Capital Group, Inc. (19)(20)(23)...........................      75,600          *        20,000        55,600           *
Grotech III Pennsylvania Fund, LP (19)(20)(24).....................      27,840          *        27,840            --          --
ReliaStar Financial Corp (25)......................................     111,734        1.7        78,871            --          --
SunTrust Bank, N.A (26)............................................     111,734        1.7        78,871            --          --
Michael R. Baranowski (27).........................................      44,225          *         7,500        36,725(33)       *
Dennis A. Guenther (28)............................................      44,882          *         7,834        37,048(33)       *
Christopher D. Kent (29)...........................................      53,070          *         8,500        44,570(33)       *
John C. Klick (30).................................................      53,070          *         8,500        44,570(33)       *
Laureen M. Ryan (31)...............................................      11,277          *         2,641         8,636(33)       *
Other Principal Stockholders:
Investment Counselors of Maryland, Inc. (32).......................     391,000        6.1            --       391,000         3.9
Joseph R. Reynolds, Jr.............................................     441,416        6.9            --       441,416         4.4

__________________
*    Less than 1%.

(1) Unless otherwise specified, the address of these persons is c/o FTI Consulting, Inc., 2021 Research Drive, Annapolis, Maryland 21401.

(2) We use the SEC's definition of beneficial ownership. This means that the persons named in this table have sole or shared voting and/or investment power over the shares shown. Beneficial ownership also includes shares underlying options or warrants currently exercisable or exercisable within 60 days.

(3) After this offering, includes 34,730 shares of common stock and 294,759 shares of common stock issuable upon the exercise of options. Includes 8,000 shares of common stock over which Mr. Dunn and his wife share voting and investment power and includes 200 shares over which Mr. Dunn and his son share voting and investment power.

(4) After this offering, includes 298,528 shares of our common stock, 60,000 shares of our common stock issuable on exercise of a currently exercisable warrant and 66,666 shares of our common stock issuable upon exercise of stock options.

(5) Includes 2,000 shares of our common stock and 13,334 shares of our common stock issuable upon exercise of stock options.

(6) Includes 5,500 shares of our common stock and 178,600 shares of our common stock issuable upon exercise of stock options.

(7) Includes 10,200 shares of our common stock and 13,333 shares of our common stock issuable upon exercise of stock options.

(8) After this offering, includes 52,653 shares of our common stock, 46,666 shares of our common stock issuable upon exercise of stock options and a warrant for 17,333 shares of our common stock.

(9) After this offering, includes 357,500 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of stock options.

(10) After this offering, includes 357,500 shares of our common stock and 100,000 shares of our common stock issuable upon exercise of stock options.

(11) Represents 20,000 shares of our common stock issuable upon the exercise of options granted to Mr. Binder as one of our non-employee directors.

(12) Includes 13,731 shares of our common stock and 55,600 shares of our common stock issuable upon exercise of stock options.

(13) Includes 23,463 shares of our common stock and 55,600 shares of our common stock issuable upon exercise of stock options.

(14) Includes 25,000 shares of our common stock and 55,600 shares of our common stock issuable upon exercise of options granted to Mr. Shaughnessy as one of our non-employee directors. Under an arrangement between Mr. Shaughnessy and Grotech Capital Group, Grotech Capital Group has the sole right to exercise the options and exercise voting and investment power over the shares of our common stock issuable on exercise of the options. Mr. Shaughnessy disclaims beneficial ownership of all shares of our common stock and shares issuable upon exercise of warrants held by Grotech III Pennsylvania Fund, Grotech III Companion Fund and Grotech Partners III.

(15) Includes 5,838 shares of our common stock over which Mr. Stamas and his wife share voting and investment power and 55,600 shares of our common stock issuable upon exercise of options granted to Mr. Stamas as one of our non-employee directors.

(16) Represents a warrant for 449,935 shares of our common stock before this offering. The number of shares of our common stock underlying the warrant is reduced by 98,590 shares as a result of our prepayment of the senior subordinated notes with the net proceeds of this offering.

(17) Mr. Binder is a principal of Allied Capital Corporation and Allied Investment Corporation. Mr. Binder disclaims beneficial ownership of the warrants and underlying shares held by Allied Capital Corporation and Allied Investment Corporation. Allied entities' addresses are 1919 Pennsylvania Avenue, N.W. Washington, DC 20006.

(18) Represents a warrant for 146,938 shares of our common stock.

(19) Grotech Capital Group is the general partner of Grotech III Pennsylvania Fund, Grotech III Companion Fund and Grotech Partners III. Dennis J. Shaughnessy, one of our directors, is a Managing Director of Grotech Capital Group. Grotech Capital Group maintains beneficial ownership over each Fund's shares. Mr. Shaughnessy disclaims beneficial ownership of all shares of our common stock and shares issuable upon exercise of warrants held by Grotech III Pennsylvania Fund, Grotech III Companion Fund and Grotech Partners III.

(20) Grotech entities' addresses are 9690 Deereco Road, Timonium, Maryland
     21093.

(21) Includes 381,322 shares of our common stock and a warrant for 8,399 shares of our common stock.

(22) Includes 45,438 shares of our common stock and a warrant for 1,001 shares of our common stock.

(23) After this offering, represents 55,600 shares of our common stock issuable upon exercise of stock options granted to Mr. Shaughnessy, one of our directors. Pursuant to an arrangement between Mr. Shaughnessy and Grotech Capital Group, Grotech Capital Group has the sole right to exercise the options and to vote or invest the common stock issuable thereunder.

(24) Before this offering, includes 27,240 shares of our common stock and a warrant for 600 shares of our common stock.

(25) Represents a warrant for 111,734 shares of our common stock before this offering. The number of shares of our common stock underlying the warrant is reduced by 32,863 shares as a result of our prepayment of the senior subordinated notes with the net proceeds of this offering.

(26) Represents a warrant for 111,734 shares of our common stock before this offering. The number of shares of our common stock underlying the warrant is reduced by 32,863 shares as a result of our prepayment of the senior subordinated notes with the net proceeds of this offering.

(27) After this offering, includes 30,058 shares of our common stock and a warrant for 6,667 shares of our common stock.

(28) After this offering, includes 23,715 shares of our common stock and a warrant for 13,333 shares of our common stock.

(29) After this offering, includes 36,570 shares of our common stock and a warrant for 8,000 shares of our common stock.

(30) After this offering, includes 36,570 shares of our common stock and a warrant for 8,000 shares of our common stock.

(31) After this offering, includes 6,936 shares of our common stock and a warrant for 1,700 shares of our common stock.


(32) Investment Counselors of Maryland's address is 803 Cathedral Street, Baltimore, Maryland 21401. Information is based on an amended Schedule 13G filed with the SEC on February 9, 2000.

(33) Assumes no exercise of the underwriters' over-allotment option.

                                 UNDERWRITING

     We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered.
Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

                                                       Number of
     Underwriters                                       Shares
     ------------                                       ------

     ING Barings LLC.................................
     Janney Montgomery Scott LLC.....................

                                                         ---------
          Total......................................    4,450,000
                                                         =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock are subject to certain conditions. The underwriters are committed to purchase all of the shares of common stock offered by us and the selling stockholders if they purchase any of the shares of common stock.

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this Prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $       per share from the initial price to public. Any such
securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $       per share from
the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 382,526 and 284,974 additional shares of common stock, respectively, the public offering price less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial commitment as indicated in the above table, and we will be obligated, pursuant to such over-allotment option, to sell such shares of common stock to the underwriters.

     The following table shows the underwriting fees to be paid to the underwriters by the selling stockholders and by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                                No Exercise            Full Exercise
                                                                                -----------            -------------
FTI:
  Per share................................................................    $                       $

  Total....................................................................    $                       $

Selling stockholders:
  Per share................................................................    $                       $

  Total....................................................................    $                       $

     All of our senior executive officers, directors and the selling stockholders have agreed with the underwriters that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any of our common stock or other securities (other than pursuant to employee plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the common stock, or which are convertible or exchangeable into common stock, without the prior written consent of ING Barings.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute, under certain circumstances, to payments that the underwriters may be required to make in respect thereof.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale, by the underwriters, of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The underwriters have informed us that they do not intend to confirm sales of common stock offered hereby to any accounts over which they exercise discretionary authority.

     An affiliate of ING Barings is a member of the syndicate of lenders under our senior credit facility. None of the proceeds of this offering will be used to pay any of our indebtedness to ING Barings.

     Janney has periodically performed investment banking and financial advisory services for FTI, including providing an opinion regarding the fairness, from a financial point of view, of the consideration we paid for P&M. We paid Janney a fee of $100,000 for its services and reimbursed Janney for its reasonable out-of-pocket expenses. We also agreed to indemnify Janney and certain of its related persons against certain liabilities arising out of the P&M acquisition engagement.

                                 LEGAL MATTERS

     The validity of our common stock offered by this Prospectus will be passed upon for us by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland. Piper Marbury Rudnick & Wolfe LLP provides legal services to us on an ongoing basis. Certain legal matters will be passed upon for the underwriters by Duane, Morris & Heckscher LLP, Harrisburg, Pennsylvania.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. Ernst & Young LLP have also audited the financial statements of Policano & Manzo, L.L.C. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our consolidated financial statements and schedules, the financial statements of Policano & Manzo, L.L.C., and the information under the caption "Selected Financial Data" for each of the five years ended December 31, 1999, in this Prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information filed by us should also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We filed a Registration Statement on Form S-2 to register with the SEC the shares of our common stock to be issued and sold in this offering. This Prospectus is a part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to that Registration Statement. You should rely only on the information contained or incorporated by reference in this Prospectus.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Prospectus, except for any information superseded by information contained directly in this Prospectus or in later filed documents incorporated by reference in this Prospectus. The following documents and information that we have previously filed with the SEC are incorporated by reference in this Prospectus. These documents contain important information about us and our finances and should be reviewed carefully:

     .    Annual Report on Form 10-K for the year ended December 31, 1999;

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     . Current Report on Form 8-K filed on February 15, 2000 and as amended on April 6, 2000 to add financial statements of Policano & Manzo and pro forma financial information; and

     . The description of our common stock which is contained in filings we have made under the Securities Exchange Act of 1934, including all amendments or reports we have filed for the purpose of updating this description.

     We file periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any documents filed by us with the SEC and incorporated by reference (excluding exhibits, unless specifically incorporated in this Prospectus) are available without charge upon written or oral request to Theodore I. Pincus, Secretary, FTI Consulting, Inc. Telephone requests may be directed to Mr. Pincus at (410)224-8770.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of FTI Consulting, Inc.
Report of Independent Auditors.....................................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
 and June 30, 2000 (unaudited).....................................................   F-3
Consolidated Statements of Income for each of the three years in the period ended December 31, 1999 and for the six months
 ended June 30, 1999 and 2000 (unaudited)..........................................   F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1999 and for the
 six months ended June 30, 2000 (unaudited)........................................   F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1999 and for the six
 months ended June 30, 1999 and 2000 (unaudited)...................................   F-6
Notes to Consolidated Financial Statements.........................................   F-7

Financial Statements of Policano & Manzo, L.L.C.
Report of Independent Auditors.....................................................   F-26
Balance Sheets as of December 31, 1998 and 1999....................................   F-27
Statements of Income for each of the three years in the period
  ended December 31, 1999..........................................................   F-28
Statements of Members' Equity for each of the three years in the period
  ended December 31, 1999..........................................................   F-29
Statements of Cash Flows for each of the three years in the period
  ended December 31, 1999..........................................................   F-30
Notes to Financial Statements......................................................   F-31

Unaudited Consolidated Pro Forma Financial Information
Unaudited Pro Forma Consolidated Statements of Income
 for the year ended December 31, 1999 and for the six
 months ended June 30, 2000........................................................    P-1
Notes to Unaudited Consolidated Pro Forma Statements of
 Income............................................................................    P-3

                        Report of Independent Auditors


Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTI Consulting, Inc. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP


Baltimore, Maryland
February 11, 2000

                     FTI Consulting, Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                                    December 31,          June 30,
                                                                1998            1999        2000
                                                             ---------------------------------------
                                                                                        (unaudited)
                                                                   (dollars in thousands)
Assets
Current assets:
 Cash and cash equivalents                                   $ 3,223        $  5,046        $  2,992
 Accounts receivable, less allowance of $1,305
  in 1998, $1,065 in 1999 and $980 in 2000                    13,139          14,458          25,020
 Unbilled receivables, less allowance of $1,117
  in 1998, $1,160 in 1999 and $867 in 2000                     7,803           9,222          15,168
 Income taxes recoverable                                        794              64             446
 Deferred income taxes                                             -             641             641
 Prepaid expenses and other current assets                     1,262           1,461           1,875
                                                           -----------------------------------------
Total current assets                                          26,221          30,892          46,142

Property and equipment:
 Buildings                                                       411               -               -
 Furniture, equipment and software                            14,752          17,205          18,762
 Leasehold improvements                                        1,891           1,955           2,293
                                                           -----------------------------------------
                                                              17,054          19,160          21,055
 Accumulated depreciation and amortization                    (8,767)        (10,781)        (12,165)
                                                           -----------------------------------------
                                                               8,287           8,379           8,890


Goodwill, net of accumulated amortization of
 $1,160 in 1998, $3,473 in 1999 and $5,723 in 2000            45,164          43,658          93,702
Other assets                                                      75           1,363           3,921
                                                           -----------------------------------------
Total assets                                                 $79,747        $ 84,292        $152,655
                                                           =========================================

Liabilities and stockholders' equity
Current liabilities:
  Accounts payable and accrued expenses                      $ 2,924        $  3,240        $  2,550
  Accrued compensation expense                                 2,765           5,373           7,816
  Deferred income taxes                                            -             471             471
  Current portion of long-term debt                           10,650           1,718           4,750
  Advances from clients                                          498             435           6,902
  Other current liabilities                                      313             422             984
                                                           -----------------------------------------
Total current liabilities                                     17,150          11,659          23,473

Long-term debt, less current portion                          35,630          41,009          82,277
Other long-term liabilities                                      269             411             372
Deferred income taxes                                          1,104             961             961

Commitments and contingent liabilities                             -               -               -

Stockholders' equity:
  Preferred stock, $0.01 par value; 4,000,000
    shares authorized in 1998, 1999 and 2000,
    none outstanding                                               -               -               -
  Common stock, $0.01 par value; 16,000,000 shares
    authorized; 4,781,895, 4,913,905 and
    6,465,968 shares issued and outstanding in
    1998, 1999 and 2000, respectively                             48              49              65
  Additional paid-in capital                                  16,531          18,197          30,543
  Retained earnings                                            9,015          12,006          14,964
                                                           -----------------------------------------
Total stockholders' equity                                    25,594          30,252          45,572
                                                           -----------------------------------------
Total liabilities and stockholders' equity                   $79,747        $ 84,292    $    152,655
                                                           =========================================

See accompanying notes.

                     FTI Consulting, Inc. and Subsidiaries

                       Consolidated Statements of Income

                                                                                                 Six months ended
                                                          Year ended December 31,                    June 30,
                                                      1997           1998        1999           1999           2000
                                             ----------------------------------------------------------------------
                                                            (dollars in thousands, except per share data)
Revenues                                         $  44,175      $  58,615     $  84,607    $  41,273      $  65,599
Direct cost of revenues                             23,564         31,402        44,149       21,350         32,811
Selling, general and administrative
 expenses                                           15,160         20,532        28,829       14,445         18,211
Amortization of goodwill                                81            996         2,313        1,139          2,249
                                             ----------------------------------------------------------------------
Total costs and expenses                            38,805         52,930        75,291       36,934         53,271
                                             ----------------------------------------------------------------------
Income from operations                               5,370          5,685         9,316        4,339         12,328
                                             ----------------------------------------------------------------------

Other income (expense):
 Interest and other income                             343            319           136          142             92
 Interest expense                                     (170)        (1,482)       (4,150)      (1,962)        (5,586)
                                             ----------------------------------------------------------------------
                                                       173         (1,163)       (4,014)      (1,820)        (5,494)
                                             -----------------------------------------------------------------------

Income before income taxes and
 extraordinary item                                  5,543          4,522         5,302        2,519          6,834
Income taxes                                         2,250          1,954         2,311        1,189          3,007
                                             ----------------------------------------------------------------------
Income before extraordinary item                     3,293          2,568         2,991        1,330          3,827

Extraordinary loss on early extinguishment
 of debt, net of income taxes of $660                    -              -             -            -            869
                                             ----------------------------------------------------------------------
Net income                                       $   3,293      $   2,568     $   2,991    $   1,330      $   2,958
                                             ======================================================================

Income before extraordinary item per
 common share, basic                             $    0.73      $    0.54     $    0.61    $    0.28      $    0.62
                                             ======================================================================
Earnings per common share, basic                 $    0.73      $    0.54     $    0.61    $    0.28      $    0.48
                                             ======================================================================

Income before extraordinary item per
 common share, diluted                           $    0.70      $    0.51     $    0.59    $    0.27      $    0.55
                                             ======================================================================

Earnings per common share, diluted               $    0.70      $    0.51     $    0.59    $    0.27      $    0.43
                                             ======================================================================


See accompanying notes.

                     FTI Consulting, Inc. and Subsidiaries

                Consolidated Statements of Stockholders' Equity
                            (dollars in thousands)

                                                           Additional
                                                  Common     Paid-in    Retained
                                                  Stock      Capital    Earnings     Total
                                               --------------------------------------------

Balance at January 1, 1997                        $    45   $  14,429    $  3,154   $ 17,628

Exercise of options to purchase 34,000 shares
  of common stock                                       1          97           -         98
Net income for 1997                                     -           -       3,293      3,293
                                               ---------------------------------------------
Balance at December 31, 1997                           46      14,526       6,447     21,019

Exercise of options to purchase 217,900 shares
  of common stock                                       2       2,005           -      2,007
Net income for 1998                                     -           -       2,568      2,568
                                               ---------------------------------------------
Balance at December 31, 1998                           48      16,531       9,015     25,594

Issuance of 552,539 warrants to purchase
  common stock                                          -       1,291           -      1,291
Issuance of 132,010 shares of common stock
  under Employee Stock Purchase Plan                    1         375           -        376
Net income for 1999                                     -           -       2,991      2,991
                                               ---------------------------------------------
Balance at December 31, 1999                           49      18,197      12,006     30,252

Issuance of warrants to purchase 670,404
  shares of common stock in connection with
  debt refinancing                                      -       3,714           -      3,714
Retirement of 130,835 warrants to purchase
  shares of common stock in connection with
  early retirement of debt                              -        (277)          -       (277)
Issuance of 604,504 shares of common stock in
  exchange for debt to sellers of acquired
  businesses                                            6       2,677           -      2,683
Issuance of 815,000 shares of common stock for
  the acquisition of Policano & Manzo, L.L.C.           8       5,493           -      5,501
Issuance of 52,892 shares of common stock
  under Employee Stock Purchase Plan                    1         229           -        230
Issuance of 20,000 share of restricted common
  stock                                                 -         159           -        159
Exercise of options and warrants to purchase
  59,997 shares of common stock                         1         351           -        352
Net income for six months ended June 30, 2000           -           -       2,958      2,958
                                               ---------------------------------------------
Balance at June 30, 2000 (unaudited)              $    65   $  30,543    $ 14,964   $ 45,572
                                               =============================================

See accompanying notes.

                     FTI Consulting, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                                                         Six months ended
                                                          Year ended December 31,            June 30,
                                                          1997       1998       1999       1999       2000
                                                     -----------------------------------------------------
                                                                                           (unaudited)
                                                                     (dollars in thousands)
Operating activities
Net income                                             $ 3,293   $  2,568   $  2,991   $  1,330   $  2,958
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Extraordinary loss on early extinguishment of
   debt, before income taxes                                 -          -          -          -      1,529
  Depreciation and other amortization                    1,434      1,789      2,621      1,029      1,280
  Amortization of goodwill                                 307      1,192      2,313      1,412      2,249
  Provision for doubtful accounts                          526        473       (197)       567       (378)
  Deferred income taxes                                   (227)      (626)      (313)      (132)         -
  Loss (gain) on disposal of assets                          -          -         26         10         17
  Non-cash interest expense                                  -          -          -          -      1,116
  Other                                                      -        208          -          -          -
  Changes in operating assets and liabilities:
   Accounts receivable                                  (3,284)     1,207     (1,079)       332     (5,281)
   Unbilled receivables                                   (788)        51     (1,462)    (2,424)    (5,267)
   Income taxes recoverable/payable                        408       (694)       730        610       (383)
   Prepaid expenses and other current assets               170       (270)      (199)      (429)      (408)
   Accounts payable and accrued expenses                   826        (83)       316       (853)    (1,494)
   Accrued compensation expense                          1,017       (205)     2,608      1,282      1,887
   Advances from clients                                   (67)       (21)       (63)        (9)     4,225
   Other current liabilities                                33       (296)       109        456        992
                                                     -----------------------------------------------------
Net cash provided by operating activities                3,648      5,293      8,401      3,181      3,042

Investing activities
Purchase of property and equipment                      (2,800)    (3,327)    (3,093)    (1,316)    (1,699)
Proceeds from sale of property and equipment                 -        130        592         98         47
Contingent payments to former shareholders of
 subsidiaries                                                -       (440)      (807)      (451)      (165)
Acquisition of P&M, including acquisition costs              -          -          -          -    (49,404)
Acquisition of KK&A, including acquisition costs             -     (6,242)         -          -          -
Acquisition of KCI, including acquisition costs              -    (10,237)         -        (56)         -
Acquisition of SEA, including acquisition costs              -     (9,961)         -          -          -
Acquisition of Bodaken, including acquisition costs     (1,875)         -          -          -          -
Acquisition of LWG, including acquisition costs         (1,956)         -          -          -          -
Change in other assets                                     480          -     (1,288)         1       (232)
                                                     -----------------------------------------------------
Net cash used in investing activities                   (6,151)   (30,077)    (4,596)    (1,724)   (51,453)

Financing activities
Issuance of common stock and exercise of stock
 options                                                    98      1,610        376        136        741
Borrowings under long-term debt arrangements                 -     26,000     33,000     13,000     90,548
Retirement of detachable stock warrants                      -          -          -          -       (277)
Repayments of long-term debt                              (842)    (1,959)   (35,500)   (13,213)   (40,820)
Payment of financing fees                                    -          -          -       (900)    (3,782)
Changes in other long-term liabilities                    (191)      (100)       142        (68)       (53)
                                                     -----------------------------------------------------
Net cash provided by (used in) financing activities       (935)    25,551     (1,982)    (1,045)    46,357
                                                     -----------------------------------------------------
Net increase (decrease) in cash and cash equivalents    (3,438)       767      1,823        412     (2,054)
Cash and cash equivalents at beginning of period         5,894      2,456      3,223      3,223      5,046
                                                     -----------------------------------------------------
Cash and cash equivalents at end of period             $ 2,456   $  3,223   $  5,046   $  3,635   $  2,992
                                                     =====================================================

See accompanying notes.

                     FTI Consulting, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements

       (dollars in tables expressed in thousands, except per share data) (Information as of June 30, 2000 and for each of the six month periods ended
                     June 30, 1999 and 2000 is unaudited)


1. Description of Business and Significant Accounting Policies

Basis of Presentation of Financial Statements

Description of Business

FTI Consulting, Inc. and subsidiaries (the "Company" or "FTI") is a multi-disciplined consulting firm with leading practices in the areas of financial restructuring, litigation support and engineering/scientific investigation. The Company provides services to major corporations, law firms, banks and insurance companies. These services include visual communications and trial consulting, engineering and scientific services, expert financial services including turnaround and bankruptcy consulting, assessment and expert testimony regarding intellectual property rights and claims management outsourcing services, from assessment to restoration. The Company has nearly 500 employees in over 30 locations throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The unaudited interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such period. The operating results for any interim period are not necessarily indicative of results for any future periods.

                     FTI Consulting, Inc. and Subsidiaries

1. Description of Business and Significant Accounting Policies (continued)

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of significant past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience, and a lack of concentrations of accounts receivable. Accounts receivable balances are not collateralized.

Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method. Furniture and equipment is depreciated over estimated useful lives ranging from five to seven years, and leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the lease term.

On January 1, 1999, the Company adopted AICPA Statement of Position 98-1 ("SOP 98-1"),"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires the capitalization of direct costs incurred in connection with developing or obtaining software for internal use, including external direct costs of materials and services and payroll and payroll-related costs for employees who are directly associated with and devote time to an internal use software development project. During 1999, the Company capitalized $1.3 million of costs related to the development and implementation of internal use software.

                     FTI Consulting, Inc. and Subsidiaries

1. Description of Business and Significant Accounting Policies (continued)

Significant Accounting Policies (continued)

Intangible Assets

Goodwill consists of the cost in excess of fair value of the net assets of entities acquired in purchase transactions and is amortized over the expected periods of benefit, which range from 15 to 25 years. On a periodic basis, the Company evaluates goodwill for impairment. In completing this evaluation, the Company compares its best estimates of undiscounted future cash flows with the carrying value of goodwill.

Revenue Recognition

The Company derives most of its revenues from professional service activities. The vast majority of these activities are provided under "time-and-materials" billing arrangements, and revenues, consisting of billed fees and pass-through expenses, are recorded as work is performed and expenses are incurred. Revenues recognized but not yet billed to clients have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Direct Cost of Revenues

Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of consultants assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues does not include an allocation of overhead costs.

Stock Options Granted to Employees

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, if the exercise price of the Company's employee stock-based awards equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized. Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. Statement 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted. The Company has supplementally disclosed in Note 7 the required pro forma information as if the fair value method had been adopted.

                     FTI Consulting, Inc. and Subsidiaries

1. Description of Business and Significant Accounting Policies (continued)

Significant Accounting Policies (continued)

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2. Earnings Per Share

The following table summarizes the computations of basic and diluted earnings per share:

                                                                                                         Six months ended
                                                            Year ended December 31,                          June 30,
                                                     1997             1998             1999           1999             2000
                                                 ----------------------------------------------    ----------------------------
Numerator used in basic and diluted earnings
 per common share
Income before extraordinary item                       $3,293            $2,568          $2,991         $1,330           $3,827
Extraordinary item, net of taxes                            -                 -               -              -              869
                                                 ------------     -------------    ------------    -----------    -------------
Net income                                             $3,293            $2,568          $2,991         $1,330           $2,958
                                                 ============     =============    ============    ===========    =============

Denominator
Denominator for basic earnings per common
 share - weighted average shares                        4,529             4,725           4,872          4,829            6,139
                                                 ------------     -------------    ------------    -----------    -------------

Effect of dilutive securities:
 Warrants                                                   -                 -             115             44              480
 Employee stock options                                   169               352              41             22              336
                                                 ------------     -------------    ------------    -----------    -------------
                                                          169               352             156             66              816
                                                 ------------     -------------    ------------    -----------    -------------
 Denominator for diluted earnings per common
  share - weighted average shares and
  assumed conversions
                                                        4,698             5,077           5,028          4,895            6,955
                                                  ===========      ============     ===========     ==========     ============

                     FTI Consulting, Inc. and Subsidiaries

2. Earnings Per Share (continued)

                                                                                                         Six months ended
                                                             Year ended December 31,                         June 30,
                                                     1997             1998             1999            1999            2000
                                                 ----------------------------------------------    ---------------------------
Income before extraordinary item per
 common share, basic                                    $0.73             $0.54           $0.61          $0.28          $ 0.62

Extraordinary loss per common share, basic                  -                 -               -              -           (0.14)
                                                 ------------     -------------    ------------    -----------    ------------
Earnings per common share, basic                        $0.73             $0.54           $0.61          $0.28          $ 0.48
                                                 ============     =============    ============    ===========    ============

Income before extraordinary item per common
 share, diluted                                         $0.70             $0.51           $0.59          $0.27          $ 0.55

Extraordinary loss per common share, diluted                -                 -               -              -           (0.12)
                                                 ------------     -------------    ------------    -----------    ------------
Earnings per common share, diluted                      $0.70             $0.51           $0.59          $0.27          $ 0.43
                                                 ============     =============    ============    ===========    ============

3. Supplemental Disclosure of Cash Flow Information

In 1997, the Company purchased two entities for total consideration of $5.3 million. In connection with these acquisitions, assets with a fair market value of $7.3 million were acquired and liabilities of approximately $2.0 million were assumed. In 1998, the Company purchased three entities for total consideration of $45.6 million. In connection with these acquisitions, assets with a fair market value of $50.4 million were acquired and liabilities of approximately $4.8 million were assumed. In February 2000, the Company purchased Policano & Manzo, L.L.C. for total consideration of $54.9 million. In connection with this acquisition, assets with a fair market value of $58.0 million were acquired and liabilities of approximately $3.1 million were assumed.

The Company paid interest of $117,000, $1.0 million and $4.1 million and income taxes of $1.5 million, $2.9 million and $2.0 million during fiscal years 1997, 1998 and 1999, respectively. The Company paid interest of $1.8 million and $3.9 million and income taxes of $1.0 million and $3.0 million for the six months ended June 30, 1999 and 2000, respectively.

                     FTI Consulting, Inc. and Subsidiaries

4. Acquisitions

L.W.G., Inc.

Effective September 1, 1997, the Company acquired all of the outstanding common stock of L.W.G., Inc. and its subsidiary (collectively, "LWG"). LWG is based in Northbrook, Illinois, and provides claims management consulting and restoration services to the insurance industry. The acquisition was accounted for using the purchase method of accounting. The purchase price consisted of an initial cash payment of $1.8 million, plus additional consideration equal to 50% of the pre-tax profits of LWG for each quarterly period from October 1, 1997 through September 30, 2001. Upon the resolution of the amount of any contingent payments, the Company records any additional consideration payable as additional goodwill and amortizes that amount over the remaining amortization period. At September 1, 1997, goodwill of approximately $1.5 million was recorded and is being amortized over a period of 25 years. During 1998 and 1999, additional contingent consideration of $440,000 and $398,000, respectively, was paid and recorded as goodwill. The results of operations of LWG are included in the accompanying consolidated statements of income commencing September 1, 1997.

Bodaken & Associates

Effective September 1, 1997, the Company acquired substantially all of the assets of Bodaken & Associates, a trial research and consulting firm serving law firms and corporations. The acquisition was accounted for using the purchase method of accounting. The purchase price of $3.5 million included an initial cash payment of $1.7 million with the remainder of $1.8 million evidenced by a note payable bearing interest at 7%. Approximately $3.5 million in goodwill was recorded and is being amortized over 20 years. The results of operations of Bodaken & Associates are included in the accompanying consolidated statements of income commencing September 1, 1997.

Kahn Consulting, Inc.

On September 17, 1998, the Company acquired all of the outstanding common stock of Kahn Consulting, Inc., and KCI Management Corp. (collectively, "KCI"). KCI, based in New York, New York, provides strategic advisory, turnaround, bankruptcy and trustee services, as well as litigation consulting services. The purchase price of $20.0 million included an initial payment of $10.0 million in cash, with the remainder evidenced by notes payable bearing interest at 7.5%. The acquisition was accounted for using the purchase method of accounting. At the acquisition date, approximately $17.4 million of goodwill was recorded which is being amortized over its estimated useful life of 20 years. The results of operations of KCI are included in the accompanying consolidated statements of income commencing September 17, 1998.

                     FTI Consulting, Inc. and Subsidiaries

4. Acquisitions (continued)

S.E.A., Inc.

Effective September 1, 1998, the Company acquired all of the outstanding common stock of S.E.A., Inc. ("SEA"). SEA, based in Columbus, Ohio, provides investigation, research, analysis and quality control services in areas such as distress, product failure, fire and explosion, and vehicle and workplace accidents. The purchase price of $15.6 million included an initial payment of $10.0 million in cash, with the remainder evidenced by notes payable bearing interest at 7.5%. The acquisition was accounted for using the purchase method of accounting. At the acquisition date, approximately $13.6 million of goodwill was recorded which is being amortized over its estimated useful life of 20 years. The results of operations of SEA are included in the accompanying consolidated statements of income commencing September 1, 1998.

Klick, Kent & Allen, Inc.

On June 1, 1998, the Company acquired all of the outstanding common stock of Klick, Kent & Allen, Inc. ("KK&A"). KK&A, based in Alexandria, Virginia, provides strategic and economic consulting to various regulated businesses, advising on such matters as industry deregulation, mergers and acquisitions, rate and cost structures, economic and financial modeling and litigation risk analysis. The initial purchase price of approximately $10.0 million included $6.0 million in cash and $4.0 million evidenced by notes payable bearing interest at 7.5%. Contingent consideration equal to 50% of the excess over $1.0 million of pre-tax earnings of KK&A for 2000 and 2001 will be payable. The acquisition was accounted for using the purchase method of accounting. At the acquisition date, approximately $9.7 million of goodwill was recorded which is being amortized over its estimated useful life of 20 years. The results of operations of KK&A are included in the accompanying consolidated statements of income commencing June 1, 1998. During 1999, contingent consideration of $409,000 was earned and recorded as goodwill.

Policano & Manzo, L.L.C.

Effective on January 31, 2000, the Company acquired the membership interests of Policano & Manzo, L.L.C. ("P&M"). P&M, based in Saddle Brook, New Jersey, is a leader in providing bankruptcy and turnaround consulting services to large corporations, money center banks and secured lenders throughout the U.S. The purchase price totaled approximately $54.9 million, consisting of $48.3 million in cash and 815,000 shares of common stock valued at $5.5 million and acquisition related expenses of $1.1 million. The acquisition was accounted for using the purchase method of accounting and approximately $52.2 million of goodwill was recorded and is being amortized over its estimated useful life of 20 years. The results of operations of P&M are included in the accompanying consolidated statements of income commencing January 31, 2000.

                     FTI Consulting, Inc. and Subsidiaries

4. Acquisitions (continued)

Pro Forma Information for Acquisition of P&M

The following table summarizes the unaudited pro forma consolidated results of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 assuming that the acquisition of P&M had occurred on January 1, 1999. The pro forma information gives effect to certain adjustments, including increased interest expense on acquisition debt and amortization of recorded goodwill.

                                                                       Six months
                                               Year ended                ended
                                           December 31, 1999         June 30, 2000
                                       ------------------------------------------------
Revenues                                         $106,119                 $68,037
Income before extraordinary item                    4,549                   4,166
Net income                                          4,549                   3,297
Income before extraordinary item
 per common share, diluted                       $   0.71                 $  0.57

Net income per common share -
 diluted                                         $   0.71                 $  0.45

The pro forma consolidated results of operations are not necessarily indicative of the results that would have occurred had these transactions been consummated as of the beginning of 1999 or of future operations of the Company.

5. Debt

In connection with the acquisition of P&M, the Company entered into a $68.5 million senior credit facility to provide the cash needed to consummate the acquisition, partially refinance existing long-term debt arrangements, and to provide working capital for expansion. The senior credit facility consists of
(i) a $61.0 million amortizing term loan maturing through January 31, 2006, that initially bears interest at LIBOR plus specified margins ranging from 3.25% to 3.75% and (ii) a $7.5 million revolving credit facility, initially bearing interest at prime plus 1.75%. The interest rates on these borrowings will decline if the Company's leverage ratios improve.

The Company also issued $30.0 million of subordinated notes to lenders that mature on January 31, 2007, and bear interest at 17% per annum, payable semi-annually. The interest rate of 17% consists of a cash component equal to 12% per annum of principal and a component payable in additional notes equal to 5% per annum of principal. These lenders also received warrants to purchase 670,404 shares of the Company's common stock at the exercise price of $4.44 per share that expire on January 31, 2010.

                     FTI Consulting, Inc. and Subsidiaries

5. Debt (continued)

The proceeds from these borrowings of $91.0 million, in tandem with $2.0 million of available cash, were used to finance the $48.3 million cash purchase price of P&M, refinance $41.2 million of the $43.9 million of existing long-term debt and fund acquisition and finance related expenses of $3.5 million. The remaining $2.7 million of long-term debt was exchanged for 604,504 shares of common stock. An extraordinary loss of $869,000, net of income taxes, was incurred related to unamortized debt discount and deferred financing costs attributable to the retired debt.

Long-term debt consists of the following:

                                                                                   December 31,                     June 30,
                                                                            1998                1999                  2000
                                                                    -----------------------------------------------------------
Amounts due under a $61.0 million amortizing term loan. This
facility is secured by substantially all assets of the Company.           $      -             $      -                $ 59,938

Amounts due under $30.0 million of subordinated notes (net of
discount of $3.5 million plus payment-in-kind interest of $600,000)               -                    -                 27,089

Amounts due under a $27.0 million long-term credit facility (net of discount of $36,000 in 1999), bearing interest at LIBOR plus
variable percentages                                                        26,000               19,964                       -

Subordinated debentures (net of discount of $848,000 in 1999)
bearing interest at 9.25% per annum.                                             -               12,152                       -

Notes payable to former shareholders of acquired businesses (net of
discount of $169,000 in 1999).                                              20,280               10,611                       -
                                                                    -----------------------------------------------------------

Total debt                                                                  46,280               42,727                  87,027

Less current portion                                                       (10,650)              (1,718)                 (4,750)
                                                                    -----------------------------------------------------------

Total long-term debt                                                      $ 35,630             $ 41,009                $ 82,277
                                                                    ===========================================================

                     FTI Consulting, Inc. and Subsidiaries

5. Debt (continued)

The aggregate maturities of long-term debt at June 30, 2000, excluding debt discount, are as follows:

         July 1 through December 31, 2000  $ 2,125
         Year ended December 31,     2001    5,750
                                     2002    7,750
                                     2003   11,250
                                     2004   14,500
                                     2005   14,875
         Thereafter                         33,687
                                           -------
         Total                             $89,937
                                           =======

The terms of the subordinated debentures prohibit the payment of dividends without the consent of the lender.

The fair values of long-term debt are estimated to approximate their carrying values.

In March 2000, the Company entered into interest rate swap and cap transactions on $41.0 million of outstanding amortizing term loans, in accordance with provisions of the credit facility. The $20.5 million of swap transactions resulted in exchanging floating LIBOR rates for fixed rates. The $20.5 million of cap transactions limited the Company's exposure to substantial increases in the LIBOR rate by establishing the maximum rate over the life of the cap to be 7.75%. These interest rate hedge transactions expire in three-years. The premium associated with the cap transactions have been incorporated into swap transactions and resulted in fixed rates of 7.41% on $10.0 million of debt and 7.43% on $10.5 million of debt. The mark-to-market valuation of these hedges at June 30, 2000 was approximately $50,000.

                     FTI Consulting, Inc. and Subsidiaries

6. Warrants

In connection with the issuance of long-term debt, the Company issued warrants that allow for the purchase of 1,242,943 shares of common stock. In February 2000, in connection with the debt refinancing described in Note 5, the Company repurchased warrants to purchase 130,835 shares of common stock. At June 30, 2000, warrants to purchase 1,102,108 shares of common stock remain outstanding, with the following terms:

  Year Issued    Number of Shares     Exercise Price Per Share   Expiration Date
--------------------------------------------------------------------------------
     1996             10,000                  $8.50                   May 2001
     1999             20,000                  $3.68              February 2009
     1999             25,000                  $3.00                 March 2006
     1999            261,671                  $3.21                 March 2010
     1999            115,033                  $3.21                 March 2004
     2000            670,404                  $4.44               January 2010
               ----------------
                   1,102,108
               ================

The fair value of the warrants issued in each period was estimated using the Black-Scholes option pricing model, a generally accepted warrant valuation methodology. The following valuation assumptions were used in the calculations of the value of the warrants:

                                      Warrants Issued         Warrants Issued
      Assumptions                         in 1999                 in 2000
--------------------------------------------------------------------------------
Risk free interest rate                     5.5%                      5.5%
Expected dividend yield                       0%                        0%
Expected stock price volatility           0.930                     0.647
Expected life                          4 to 8.8 years               5 years
Aggregate fair value                     $1,300                    $3,700

The estimated value of the warrants was recorded as additional paid-in capital, and the related debt was recorded net of the resulting discount.

                     FTI Consulting, Inc. and Subsidiaries

7. Stock Option Plans

Prior to 1997, the Company granted certain options to key employees under the 1992 Stock Option Plan. This plan was terminated in 1997 upon the adoption of the 1997 Stock Option Plan ("the 1997 Plan"). The 1997 Plan, provides for the granting to employees and non-employee directors of non-qualified options to purchase an aggregate of up to 3,000,000 shares of common stock. Options to purchase common stock may be granted at prices not less than 50% of the fair market value of the common stock at the date of grant, for a term of no more than ten years. Vesting provisions for individual awards are at the discretion of the Board of Directors.

The following table summarizes the option activity under the Plan for the three-year period ended December 31, 1999:

                                                          1997                      1998
                                                        Weighted                  Weighted              Weighted
                                                         Average                   Average               Average
                                                        Exercise                  Exercise              Exercise
                                            1997         Price       1998          Price      1999        Price
                                       -------------------------------------------------------------------------
Options outstanding at January 1           576,179      $5.88      1,495,229      $7.96     1,820,829     $7.86
Options granted                            995,850       9.02        565,000       7.73       397,500      4.25
Options exercised                          (34,000)      2.85       (217,900)      6.83             -         -
Options forfeited                          (42,800)      8.48        (21,500)      8.92      (200,300)     8.25
                                         ---------      -----      ---------      -----     ---------     -----
Options outstanding at December 31       1,495,229      $7.96      1,820,829      $7.86     2,018,029     $7.11
                                         =========      =====      =========      =====     =========     =====
Options exercisable at December 31         448,325      $6.47        674,580      $7.69     1,197,591     $7.87
                                         =========      =====      =========      =====     =========     =====

All options granted have an exercise price equal to or greater than the fair value of the Company's common stock on the date of grant. Exercise prices for options outstanding as of December 31, 1999, ranged from $2.38 to $19.59 as follows:

                                                          Weighted Average
                                                             Remaining                                Weighted
                                     Weighted Average     Contractual Life                        Average Exercise
      Range of         Options      Exercise Prices of       of Options           Options         Prices of Options
  Exercise Prices    Outstanding   Options Outstanding      Outstanding         Exercisable         Exercisable
 -------------------------------------------------------------------------------------------------------------------
   $2.38 - $7.98     1,094,447           $ 4.99            8.01 years               488,750           $ 5.43
   $8.50 - $9.90       843,582           $ 8.97            7.64 years               657,174           $ 8.97
  $12.38 - $19.59       80,000           $16.63            8.28 years                51,667           $16.89

                     FTI Consulting, Inc. and Subsidiaries

7. Stock Option Plans (continued)

Pro Forma Disclosures Required by Statement 123

For the years ended December 31, 1997, 1998 and 1999, pro forma net income and earnings per share information required by Statement 123 has been determined as if the Company had accounted for its stock options using the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                         Year ended December 31,
                                     1997          1998         1999
                                   ----------------------------------
Risk free interest rate                5.5%         5.5%         5.5%
Expected dividend yield                  0%           0%           0%
Expected option life                  4 years     4 years      4 years
Expected stock price volatility     0.420-0.901 0.628-1.606  0.518-1.394

Weighted average fair value of       $2.98        $4.58        $3.22
 granted options

The Black-Scholes option pricing model and other models were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table summarizes pro forma income and earnings per share:

                                                       Year ended December 31,
                                                      1997      1998     1999
                                                    ---------------------------
Net income, as reported                              $3,293    $2,568    $2,991
Pro forma net income                                 $2,355    $1,022    $1,233

Earnings per share, basic, as reported               $ 0.73    $ 0.54    $ 0.61
Pro forma earnings per common share, basic           $ 0.52    $ 0.22    $ 0.25

Earnings per common share, diluted, as reported      $ 0.70    $ 0.51    $ 0.59
Pro forma earnings per common share, diluted         $ 0.50    $ 0.20    $ 0.24

                     FTI Consulting, Inc. and Subsidiaries

8. Income Taxes

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                                       1998        1999
                                                                   ----------------------
Deferred tax assets:
 Allowance for doubtful accounts                                      $   404      $  428
 Accrued vacation                                                          82         213
                                                                      -------      ------
Total deferred tax assets                                                 486         641
 Deferred tax liabilities:
    Use of cash basis for income tax purposes by subsidiary             1,268         699
    Goodwill                                                              133         344
    Capitalized software                                                  134         175
    Prepaid expenses                                                       50          36
    Other                                                                   5         178
                                                                      -------      ------
 Total deferred tax liabilities                                         1,590       1,432
                                                                      -------      ------
 Net deferred tax liability                                           $(1,104)     $ (791)
                                                                      =======      ======

Income tax expense (benefit) consisted of the following:

                                    Year ended December 31
                                1997        1998          1999
                               -----------------------------------
Current:
  Federal                       $1,983       $2,038        $1,937
  State                            494          542           687
                                ------       ------        ------
                                 2,477        2,580         2,624
Deferred (benefit):
  Federal                         (253)        (525)         (190)
  State                             26         (101)         (123)
                                ------       ------        ------
                                  (227)        (626)         (313)
                                ------       ------        ------
                                $2,250       $1,954        $2,311
                                ======       ======        ======

                     FTI Consulting, Inc. and Subsidiaries

8. Income Taxes (continued)

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows:

                                                  Year ended December 31,
                                                  1997      1998     1999
                                               ----------------------------
Expected federal income tax provision at 34%     $1,885    $1,537   $1,803
Expenses not deductible for tax purposes             70       181      302
State income taxes, net of federal benefit          293       239      286
Other                                                 2        (3)     (80)
                                                 ------    ------   ------
                                                 $2,250    $1,954   $2,311
                                                 ======    ======   ======

The income tax provisions for interim periods in 1999 and 2000 are based on the estimated effective tax rates applicable for the full years. The Company's income tax expense of $3,007 for the six month period ended June 30, 2000 consists of federal and state income taxes. The effective income tax rate in 2000 is expected to be approximately 44%. This rate is higher than the statutory federal income tax rate of 34%, due principally to state and local taxes and the effects of nondeductible goodwill recorded in certain acquisitions.

9. Operating Leases

The Company leases office space under noncancelable operating leases that expire in various years through 2008. The leases for certain office space contain provisions whereby the future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. The Company also leases certain furniture and equipment in its operations under operating leases having initial terms of less than one year.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consist of the following at December 31, 1999:

2000                                        $ 2,743
2001                                          2,354
2002                                          2,110
2003                                          1,581
2004                                            638
Thereafter                                    1,643
                                            -------
Total minimum lease payments                $11,069
                                            =======

                     FTI Consulting, Inc. and Subsidiaries

9.   Operating Leases (continued)

Rental expense consists of the following:

                                                 Year ended December 31,
                                             1997       1998        1999
                                           -------------------------------
Furniture and equipment                    $  211       $  326      $  392
Office and storage                          1,131        1,975       2,859
                                           ------       ------      ------
                                           $1,342       $2,301      $3,251
                                           ======       ======      ======

10.  Employee Benefit Plans

The Company maintains qualified defined contribution plans and 401(k) plans which cover substantially all employees. Under the plans, participants are entitled to make both pre-tax and after-tax contributions. The Company matches a certain percentage of participant contributions pursuant to the terms of each plan which are limited to a percent of the participant's eligible compensation. Typically, the percentage match is based on each participant's respective years of service and is at the discretion of the Board of Directors. The Company made contributions of $153,000, $233,000 and $344,000 during 1997, 1998 and 1999, respectively, related to these plans.

The Company also maintains an Employee Stock Purchase Plan which covers substantially all employees. Under the Plan, participants are eligible to purchase shares of the Company's common stock at a price that is equal to 85% of the lesser of the fair market value of the stock on the first trading day of the offering period or the last trading day of the offering period. Offering periods commence the first day of each January and July in any particular year. There are 400,000 shares of the Company's common stock issuable under the Plan, and 132,010 shares have been issued as of December 31, 1999.

11.  Segment Reporting

The Company provides litigation and claims management consulting services through three distinct operating segments. The Financial Consulting division offers a range of financial consulting services, such as forensic accounting, bankruptcy and restructuring analysis, expert testimony, damage assessment, cost benefit analysis and business valuations. The Litigation Consulting division provides advice and services in connection with all phases of the litigation process. The Applied Sciences division offers engineering and scientific consulting services, accident reconstruction, fire investigation, equipment procurement and expert testimony regarding intellectual property rights.

                     FTI Consulting, Inc. and Subsidiaries

11.  Segment Reporting (continued)

The Company evaluates performance and allocated resources based on operating income before depreciation and amortization, corporate general and administrative expenses and income taxes. The Company does not allocate assets to its reportable segments as assets generally are not specifically attributable to any particular segment. Accordingly, asset information by reportable segment is not presented. The accounting policies used by the reportable segments are the same as those used by the Company and described in Note 1 to the consolidated financial statements. There are no significant intercompany sales or transfers.

The Company's reportable segments are business units that offer distinct services. The segments are managed separately by division presidents who are most familiar with the segment operations. The following table sets forth information on the Company's reportable segments:


                                    Year ended December 31, 1997
                        ------------------------------------------------------
                          Financial        Applied    Litigation
                         Consulting       Sciences    Consulting         Total
------------------------------------------------------------------------------
Revenues                     $4,207        $12,000       $27,968       $44,175
Operating expenses            3,445          9,238        17,671        30,354
                             ------        -------       -------       -------
Segment profit               $  762        $ 2,762       $10,297       $13,821
                             ======        =======       =======       =======

                                    Year ended December 31, 1998
                        ------------------------------------------------------
                          Financial        Applied    Litigation
                         Consulting       Sciences    Consulting         Total
------------------------------------------------------------------------------
Revenues                     $9,264        $22,844       $26,507       $58,615
Operating expenses            6,696         18,931        18,971        44,598
                             ------        -------       -------       -------
Segment profit               $2,568        $ 3,913       $ 7,536       $14,017
                             ======        =======       =======       =======


                                    Year ended December 31, 1999
                        ------------------------------------------------------
                          Financial        Applied    Litigation
                         Consulting       Sciences    Consulting         Total
------------------------------------------------------------------------------
Revenues                    $19,851        $35,693       $29,063       $84,607
Operating expenses           14,489         30,276        20,579        65,344
                            -------        -------       -------       -------
Segment profit              $ 5,362        $ 5,417       $ 8,484       $19,263
                            =======        =======       =======       =======

                     FTI Consulting, Inc. and Subsidiaries

11. Segment Reporting (continued)

                                    Six months ended June 30, 1999
                        ------------------------------------------------------
                             Financial     Applied   Litigation
                            Consulting    Sciences   Consulting       Total
-------------------------------------------------------------------------------
Revenues                        $9,903     $17,769      $13,601     $41,273
Operating expenses               7,261      14,891        9,697      31,849
                        -------------------------------------------------------
Segment profit                  $2,642     $ 2,878      $ 3,904     $ 9,424
                        =======================================================


                                    Six months ended June 30, 2000
                        -------------------------------------------------------
                             Financial     Applied   Litigation
                             Consulting   Sciences   Consulting       Total
-------------------------------------------------------------------------------
Revenues                       $28,851     $19,668      $17,080     $65,599
Operating expenses              16,866      16,063       12,706      45,635
                        -------------------------------------------------------
Segment profit                 $11,985     $ 3,605      $ 4,374     $19,964
                        =======================================================

A reconciliation of segment profit for all segments to income before income taxes and extraordinary item is as follows:

                                                                              Six months ended
                                           Year ended December 31,                June 30,
                                       1997        1998         1999          1999        2000
------------------------------------------------------------------------------------------------
Operating profit:
 Total segment profit                 $13,821   $14,017   $19,263           $ 9,424      $19,964
 Corporate general and
  administrative expenses              (6,710)   (5,351)   (5,251)           (2,645)      (4,107)

 Depreciation and amortization         (1,741)   (2,981)   (4,696)           (2,440)      (3,529)
 Interest (expense) income                173    (1,163)   (4,014)           (1,820)      (5,494)
                                      ----------------------------------------------------------
 Income before income taxes and
  extraordinary item                  $ 5,543   $ 4,522   $ 5,302           $ 2,519      $ 6,834
                                    ============================================================

Substantially all of the revenue and assets of the Company's reportable segments are attributed to or located in the United States. Additionally, the Company does not have a single customer which represents ten percent or more of its consolidated revenues.

                     FTI Consulting, Inc. and Subsidiaries

12.  Quarterly Financial Data (unaudited)

                                                        Quarter ended
                                  ------------------------------------------------------------
                                   March 31,     June 30,        September 30,   December 31,
                                     1998          1998              1998           1998
----------------------------------------------------------------------------------------------
Operating revenues                 $14,109       $11,860           $13,501         $19,145
Operating expenses                  12,241        10,818            12,474          17,397
                                   -------       -------           -------         -------
Operating income                     1,868         1,042             1,027           1,748
Non-operating items, net                (3)          (82)             (336)           (742)
                                   -------       -------           -------         -------
Income before income taxes           1,865           960               691           1,006
Income taxes                           759           390               309             496
                                   -------       -------           -------         -------
Net income                         $ 1,106       $   570           $   382         $   510
                                   =======       =======           =======         =======
Net income per common share:
 Basic                             $  0.24       $  0.12           $  0.08         $  0.11
                                   =======       =======           =======         =======
 Diluted                           $  0.22       $  0.11           $  0.08         $  0.11
                                   =======       =======           =======         =======

Weighted average shares
 outstanding:
 Basic                               4,598         4,744             4,774           4,782
                                   =======       =======           =======         =======
 Diluted                             5,072         5,267             4,878           4,800
                                   =======       =======           =======         =======

                                                                   Quarter ended
                            -----------------------------------------------------------------------------------------------------
                                March 31,     June 30,        September 30,       December 31,        March 31,      June 30,
                                  1999          1999              1999               1999               2000          2000
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues               $20,000       $21,273           $20,855            $22,479           $31,013        $34,585
Operating expenses                18,188        18,746            18,696             19,661            25,305         27,965
                                 -------       -------           -------            -------           -------        -------
Operating income                   1,812         2,527             2,159              2,818             5,708          6,620
Non-operating items, net            (795)       (1,025)             (989)            (1,205)           (2,352)        (3,142)
                                 -------       -------           -------            -------           -------        -------
Income before income taxes
 and extraordinary item            1,017         1,502             1,170              1,613             3,356          3,478
Income taxes                         458           731               515                607             1,476          1,530
                                 -------       -------           -------            -------           -------        -------
Income before extraordinary
 item                                559           771               655              1,006             1,880          1,948

Extraordinary loss on early
 extinguishment of debt               --            --                --                 --               869             --
                                 -------       -------           -------            -------           -------        -------
Net income                       $   559       $   771           $   655            $ 1,006           $ 1,011        $ 1,948
                                 =======       =======           =======            =======           =======        =======

Income before extraordinary item
 per common share:
 Basic                           $  0.12       $  0.16           $  0.13            $  0.20           $  0.32        $  0.30
                                 =======       =======           =======            =======           =======        =======
 Diluted                         $  0.12       $  0.15           $  0.13            $  0.19           $  0.29        $  0.26
                                 =======       =======           =======            =======           =======        =======

Net income per common share:
 Basic                           $  0.12       $  0.16           $  0.13            $  0.20           $  0.17        $  0.30
                                 =======       =======           =======            =======           =======        =======
 Diluted                         $  0.12       $  0.15           $  0.13            $  0.19           $  0.16        $  0.26
                                 =======       =======           =======            =======           =======        =======

Weighted average shares
 outstanding:
 Basic                             4,829         4,829             4,914              4,914             5,854          6,423
                                 =======       =======           =======            =======           =======        =======
 Diluted                           4,841         5,010             5,219              5,172             6,400          7,513
                                 =======       =======           =======            =======           =======        =======

13.  Contingencies

The Company is subject to legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would materially affect the Company's financial position.

                        Report of Independent Auditors

Board of Directors and Members
Policano & Manzo, L.L.C.

We have audited the balance sheets of Policano & Manzo, L.L.C. as of December 31, 1998 and 1999, and the related statements of income, members' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Policano & Manzo, L.L.C. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP


MetroPark, New Jersey
March 10, 2000

                           Policano & Manzo, L.L.C.

                                Balance Sheets

                                                                        December 31,
                                                                  1998              1999
                                                              --------------------------------
          Assets
          Current assets:
            Cash                                                 $  405,568        $1,101,480
            Accounts receivable                                   4,570,642         4,819,521
            Unbilled receivables                                    285,330           370,072
            Other current assets                                          -            24,890
                                                              -------------------------------
          Total current assets                                    5,261,540         6,315,963

          Furniture and equipment                                   214,932           266,942
          Accumulated depreciation                                  (74,588)         (112,662)
                                                              -------------------------------
                                                                    140,344           154,280

          Other assets, principally unbilled receivables            233,923           218,566
                                                              -------------------------------
          Total assets                                           $5,635,807        $6,688,809
                                                              ===============================


          Liabilities and Members' Equity
          Current liabilities:
            Accounts payable and accrued expenses                $  774,174        $1,026,527
            Advances from clients                                 1,827,013         2,137,400
                                                              -------------------------------
          Total current liabilities                               2,601,187         3,163,927

          Commitments and contingencies                                   -                 -

          Members' equity                                         3,034,620         3,524,882
                                                              -------------------------------
          Total liabilities and members' equity                  $5,635,807        $6,688,809
                                                              ===============================

See accompanying notes.

                           Policano & Manzo, L.L.C.

                             Statements of Income

                                                                           Year ended December 31,
                                                                  1997             1998              1999
                                                          -----------------------------------------------------
          Revenues:
           Professional fees                                    $11,290,378      $16,752,726        $21,422,335
           Net billable expenses                                    322,942          401,880             89,856
                                                          -----------------------------------------------------
          Total revenues                                         11,613,320       17,154,606         21,512,191

          Direct cost of revenues                                 2,830,491        4,788,254          6,897,632
          Selling, general and administrative expenses              614,178          960,550            724,297
                                                          -----------------------------------------------------
          Total costs and expenses                                3,444,669        5,748,804          7,621,929
                                                          -----------------------------------------------------
          Net income                                            $ 8,168,651      $11,405,802        $13,890,262
                                                          =====================================================

See accompanying notes.

                           Policano & Manzo, L.L.C.

                         Statements of Members' Equity

                 Years ended December 31, 1997, 1998 and 1999




         Balance at January 1, 1997                      $  1,060,167
          Net income                                        8,168,651
          Member distributions                             (7,400,000)
                                                  -------------------
         Balance at December 31, 1997                       1,828,818
          Net income                                       11,405,802
          Member distributions                            (10,200,000)
                                                  -------------------
         Balance at December 31, 1998                       3,034,620
          Net income                                       13,890,262
          Member distributions                            (13,400,000)
                                                  -------------------
         Balance at December 31, 1999                    $  3,524,882
                                                  ===================


See accompanying notes.

                           Policano & Manzo, L.L.C.

                           Statements of Cash Flows

                                                                       Year ended December 31,
                                                               1997             1998             1999
                                                          ------------------------------------------------
     Cash flows from operating activities
     Net income                                              $ 8,168,651     $ 11,405,802     $ 13,890,262
     Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation                                               16,452           31,132           38,074
       Changes in assets and liabilities:
        Accounts receivable                                   (1,074,772)      (2,185,817)        (248,879)
        Unbilled receivables                                    (437,738)         320,530          (84,742)
        Other assets                                             151,664          235,936           (9,533)
        Accounts payable and accrued expenses                     78,886          450,617          252,353
        Advances from clients                                    576,225          297,053          310,387
                                                             ---------------------------------------------
     Net cash provided by operating activities                 7,479,368       10,555,253       14,147,922

     Cash flows from investing activities
     Purchases of furniture and equipment, net                    (1,026)        (113,138)         (52,010)
                                                             ---------------------------------------------
     Net cash used in investing activities                        (1,026)        (113,138)         (52,010)

     Cash flows from financing activities
     Member distributions                                     (7,400,000)     (10,200,000)     (13,400,000)
                                                             ---------------------------------------------
     Net cash used in financing activities                    (7,400,000)     (10,200,000)     (13,400,000)
                                                             ---------------------------------------------

     Net increase in cash                                         78,342          242,115          695,912
     Cash balance at beginning of year                            85,111          163,453          405,568
                                                             ---------------------------------------------
     Cash balance at end of year                             $   163,453     $    405,568     $  1,101,480
                                                             =============================================


See accompanying notes.

                           Policano & Manzo, L.L.C.

                         Notes to Financial Statements

1.  Summary of Significant Accounting Policies

Business Activity

Policano & Manzo, L.L.C. (the "Company") was formed as a New Jersey limited liability company in 1994 for the purpose of providing financial advisory services principally to financially troubled companies. The Company is located in New Jersey and its principal market area is the United States.

The Company includes only individuals as members and the duration of the Company shall be 49 years from the date of formation unless sooner terminated in accordance with the operating agreement of the Company.

Accounts Receivable

The Company periodically reviews individual customer account balances and other customer financial information as part of its credit policy.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of 7 years.

Advances from Clients

Advances from clients represent deposits made on initial engagements and are applied against invoices periodically.

Revenue

The Company derives its revenues from professional service activities. These activities are provided principally under "time and materials" billing arrangements, and revenues, consisting of billed fees and expenses, are recorded as work is performed and expenses are incurred. Revenues recognized but not yet billed to clients have been recorded as unbilled receivables.

                           Policano & Manzo, L.L.C.

1. Summary of Significant Accounting Policies (continued)

Direct Cost of Revenues

Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits and the cost of consultants assigned to revenue generating activities.

Income Taxes

The Company is a limited liability company and as such does not pay federal or state income taxes; instead, the members are liable for individual income taxes on the Company's profits. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Concentrations of Credit Risk

The Company maintains cash balances with a quality financial institution and, consequently, management believes funds maintained there are secure. Concentrations of credit risk with respect to customer receivables are limited due to the Company's customer base and its credit policy. No single customer represents greater than 10% of total accounts receivable as of December 31, 1999, and two customers make up 25% of total accounts receivable at December 31, 1998. Also, no single customer represents greater than 10% of total revenues for the years ended December 31, 1997 and 1999, one customer makes up 10% of total revenues for the year ended December 31, 1998.

                           Policano & Manzo, L.L.C.

3. Operating Leases

The Company leases office space and equipment under operating leases that expires in 2002. Rent expense under these leases totaled $90,293, $153,972 and $155,646 for the years ended December 31, 1997, 1998 and 1999, respectively.

Future minimum payments under noncancellable operating leases with initial terms of one year or more consist of the following at December 31, 1999:


     2000                              $  29,467
     2001                                 29,467
     2002                                 22,205
                                       ---------
     Total minimum lease payments      $  81,139
                                       =========

4. Employee Benefit Plan

The Company maintains a Simplified Employee Pension ("SEP") Plan which covers all employees. The Company contributes a certain percentage of the employees eligible compensation to the SEP. The Company made contributions of $231,472, $304,493 and $387,216 during the year ended December 31, 1997, 1998 and 1999, respectively.

5. Subsequent Event

Effective January 31, 2000, the Company entered into a LLC membership purchase agreement with FTI Consulting, Inc. ("FTI"). Under the terms of the membership purchase agreement, FTI purchased all of the membership interests of the Company.

                     FTI Consulting, Inc. and Subsidiaries

             Unaudited Pro Forma Consolidated Statements of Income


Effective on January 31, 2000, we acquired the membership interests of Policano & Manzo, L.L.C. ("P&M"). P&M, based in Saddle Brook, New Jersey, is a leader in providing bankruptcy and turnaround consulting services to large corporations, money center banks and secured lenders throughout the U.S. The purchase price totaled approximately $54.9 million, consisting of $48.3 million in cash, 815,000 shares of common stock valued at $5.5 million and acquisition related expenses of $1.1 million. The acquisition was accounted for using the purchase method of accounting and approximately $52.2 million of goodwill was recorded and is being amortized over its estimated useful life of twenty years.

The following Unaudited Pro Forma Consolidated Statements of Income are based on our historical consolidated financial statements and the historical financial statements of P&M for the periods presented, adjusted to give effect to the acquisition as if it had occurred as of January 1, 1999. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.
The Unaudited Pro Forma Consolidated Statements of Income do not purport to represent what our results of operations would actually have been had the acquisition in fact occurred on such date or to project our results of operations for any future date or period. The Unaudited Pro Forma Consolidated Statements of Income should be read in conjunction with our historical consolidated financial statements and the historical financial statements of P&M, included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                     FTI Consulting, Inc. and Subsidiaries

                 (amounts in thousands, except per share data)

For the year ended December 31, 1999

                                                                           Historical
                                                           FTI      P&M      Total     Adjustments        Pro Forma
                                                     --------------------------------------------------------------
Revenues                                                 $84,607  $21,512    $106,119                      $106,119

Direct cost of revenues                                   44,149    6,898      51,047     $    700   (1)     51,747
Selling, general and administrative expenses              28,829      724      29,553                        29,553
Amortization of goodwill                                   2,313        -       2,313        2,604   (2)      4,917
                                                     --------------------------------------------------------------
Total costs and expenses                                  75,291    7,622      82,913        3,304           86,217
                                                     --------------------------------------------------------------

Income from operations                                     9,316   13,890      23,206       (3,304)          19,902

Interest expense, net                                      4,014        -       4,014        6,731   (3)     11,914
                                                                                             1,169   (4)
                                                     --------------------------------------------------------------
Income before income taxes                                 5,302   13,890      19,192      (11,204)           7,988

Income taxes                                               2,311        -       2,311        1,128   (5)      3,439
                                                     --------------------------------------------------------------
                                                                                    -
Net income                                               $ 2,991  $13,890    $ 16,881     $(12,332)        $  4,549
                                                     ==============================================================

Weighted average shares outstanding                        5,028        -       5,028        1,420   (6)      6,448
                                                     --------------------------------------------------------------
Earnings per common share, diluted                       $  0.59                                           $   0.71
                                                     ==============================================================

See accompanying notes.




For the six months ended June 30, 2000

                                                                            One month
                                                          Six months          ended
                                                        ended June 30,     January 31,
                                                             2000             2000
                                                  -------------------------------------
                                                                                         Historical
                                                              FTI             P&M          Total     Adjustments     Pro Forma
                                                  -----------------------------------------------------------------------------
Revenues                                                    $65,599          $2,438       $68,037                       $68,037

Direct cost of revenues                                      32,811             892        33,703      $    58   (1)     33,761
Selling, general and administrative expenses                 18,211             106        18,317                        18,317
Amortization of goodwill                                      2,249               -         2,249          217   (2)      2,466
                                                  -----------------------------------------------------------------------------
Total costs and expenses                                     53,271             998        54,269          275           54,544
                                                  -----------------------------------------------------------------------------

Income from operations                                       12,328           1,440        13,768         (275)          13,493

Interest expense, net                                         5,494               -         5,494          483   (3)      6,074
                                                                                                            97   (4)
                                                  -----------------------------------------------------------------------------
Income before income taxes                                    6,834           1,440         8,274         (855)           7,419

Income taxes                                                  3,007               -         3,007          246   (5)      3,253
                                                  -----------------------------------------------------------------------------

Income before extraordinary item                            $ 3,827          $1,440       $ 5,267      $(1,101)         $ 4,166
                                                  =============================================================================

Weighted average shares outstanding                           6,955               -         6,955          332   (6)      7,287
                                                  -----------------------------------------------------------------------------
Earnings per common share, diluted                          $  0.55                                                     $  0.57
                                                  =============================================================================

See accompanying notes.

                     FTI Consulting, Inc. and Subsidiaries

         Notes to Unaudited Consolidated Pro Forma Statements of Income



(1) Adjustment to record additional compensation expense for P&M employees. In connection with the acquisition of P&M, the Company entered into four-year employment contracts with the former members of P&M. The pro forma adjustment assumes that the members had received compensation in 1999 as provided for by these employment contracts. These former members previously received distributions of profits in lieu of compensation.

(2) Adjustment to reflect the amortization of $52.2 million of goodwill recorded upon the acquisition of P&M. This goodwill is being amortized over a 20-year period.

(3) Adjustment to reflect incremental increases in interest expense resulting from the acquisition of P&M. In February 2000, the Company borrowed $91.0 million to acquire P&M and to refinance $41.2 million of other debt. The average interest rate associated with the $91.0 million of borrowings is approximately 12%, as compared to approximately 8.8% associated with the retired debt.

(4) Adjustment to record the amortization of deferred financing costs and debt discount arising from the issuance of warrants in connection with the acquisition of P&M. The deferred financing costs and debt discount are being amortized over the average 6.5-year term of the related debt.

(5) Adjustment to record the pro forma income tax expense for (i) the operations of P&M for which no taxes were provided in the historical financial statements because P&M was organized as an limited liability company, and
    (ii) the estimated tax effects of pro forma adjustments, all at the combined federal and state statutory income tax rate of approximately 42%.

(6) Adjustment to record the additional shares of common stock issued in connection with the acquisition of P&M and the related February 2000 debt refinancing. The Company issued 815,000 shares of common stock in connection with the acquisition of P&M and 604,504 shares of common stock in exchange for $2.7 million of outstanding notes.

--------------------------------------------------------------------------------

You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of common stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.


                            _______________________


                               TABLE OF CONTENTS

                                                                                            Page
                                                                                            ----
Summary...................................................................................     1
Risk Factors..............................................................................     7
Use of Proceeds...........................................................................    10
Price Range of Common Stock and Dividend Policy...........................................    10
Capitalization............................................................................    12
Unaudited Pro Forma Consolidated Financial Statements.....................................    13
Selected Financial Data...................................................................    17
Management's Discussion and Analysis of Financial Condition and Results of Operations.....    19
Business..................................................................................    25
Management................................................................................    33
Principal and Selling Stockholders........................................................    35
Underwriting..............................................................................    38
Legal Matters.............................................................................    39
Experts...................................................................................    39
Where You Can Find More Information.......................................................    40
Incorporation of Certain Documents by Reference...........................................    40
Index to Consolidated Financial Statements................................................   F-1

                              4,450,000 Shares

                              FTI/Consulting

                              Common Stock




                                --------------
                                  Prospectus
                                --------------


                                  ING Barings
                          Janney Montgomery Scott LLC





                                 _______, 2000

--------------------------------------------------------------------------------

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The Company estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts and commissions) will be as follows:


          SEC Registration Fee.................   $ 12,619
          NASD Filing Fee......................      5,280
          AMEX Application Fee.................     17,500
          Printing and Engraving Fees..........     75,000
          Legal Fees and Expenses..............    125,000
          Accounting Fees and Expenses.........    100,000
          Transfer Agent and Registrar's Fees..      5,000
          Miscellaneous Expenses...............      9,601

          Total................................   $350,000
                                                  ========


     All of expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the NASD.

Item 15. Indemnification of Directors and Officers.

     Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. FTI's Charter and Bylaws include provisions requiring that FTI indemnify its directors and officers to the fullest extent permitted by Maryland General Corporation Law, including circumstances in which indemnification is otherwise discretionary.


Item 16. Exhibits.

    Exhibit No.                    Description
    -----------                    -----------

        1.1       Underwriting Agreement #

        3.1       Amended and Restated Articles of Incorporation*

        3.2       By-laws*

        3.3       Amendment to Articles of Incorporation**

        3.4       Amendment No. 1 to By-laws**

        4.1       Specimen Common Stock Certificate***

        4.2 Form of Series A Stock Purchase Warrant dated as of February 4, 2000, by and between the Company and each of the lenders named in the Investment and Loan Agreement dated as of February 4, 2000 (schedules and exhibits omitted)****

        5.1       Opinion of Piper Marbury Rudnick & Wolfe LLP #

       10.1       1992 Stock Option Plan, as amended*

       10.2       1997 Stock Option Plan, as amended*****

       10.3 Employment Agreement dated as of January 1, 1996, between Forensic Technologies International Corporation and Jack B. Dunn, IV*

       10.4 Employment Agreement dated as of January 1, 1996, between Forensic Technologies international Corporation and Joseph R. Reynolds, Jr.*

       10.5   Employee Stock Purchase Plan+

       10.6 Stock Purchase Agreement dated as of June 30, 1998, by and among FTI Consulting, Inc., Klick, Kent & Allen, Inc. and the stockholders named therein++

       10.7 Stock Purchase Agreement dated as of September 25, 1998, by and among FTI Consulting, Inc., Glenn R. Baker and Dennis A. Guenther+++

       10.8 Stock Purchase Agreement dated as of September 17, 1998, by and among FTI Consulting, Inc., Kahn Consulting, Inc., KCI Management corp. and the stockholders named therein++++

       10.9 LLC Membership Interests Purchase Agreement dated as of January 31, 2000, by and among FTI Consulting, Inc., and Michael Policano and Robert Manzo (schedules and exhibits omitted)+++++

       10.10 Credit Agreement dated as of February 4, 2000, by and among FTI Consulting, Inc. and its subsidiaries named therein, Newcourt Commercial Finance Corporation, an affiliate of The CIT Group, Inc., and the other agents and lenders named therein (schedules and exhibits omitted)+++++

       10.11 Investment and Loan Agreement dated as of February 4, 2000, by and among FTI Consulting, Inc. and its subsidiaries named therein, Jack B. Dunn, IV, Stewart J. Kahn, Allied Capital Corporation and the other lenders named therein (schedules and exhibits omitted)+++++

       23.1   Consent of Ernst & Young LLP

       23.2   Consent of Ernst & Young LLP

       23.3 Consent of Piper Marbury Rudnick & Wolfe LLP (contained in Exhibit 5.1)

       24.1   Power of Attorney (included on signature page)

       99.1   Ernst & Young LLP Report on Financial Statement Schedule

       99.2   Valuation and Qualifying Accounts Schedule

#     To be filed by amendment.
* Incorporated by reference from the Company's Registration Statement on Form SB-1, as amended (File No. 333-2002).
** Incorporated by reference from the Company's Registration Statement on Form 8-A (File No. 001-14875).
*** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
**** Incorporated by reference from the Company's Current Repot on Form 8-K filed February 15, 2000.
***** Incorporated by reference from the Company's Registration Statement on
      Form S-8 (File No. 333-32160).
+ Incorporated by reference from the Company's Registration Statement on Form S-8 (File No. 333-30357).
++ Incorporated by reference from the Company's Current Report on Form 8-K filed July 15, 1998.
+++ Incorporated by reference from the Company's Current Report on Form 8-K filed October 13, 1998.
++++ Incorporated by reference from the Company's Current Report on Form 8-K filed October 2, 1998.
+++++ Incorporated by reference from the Company's Current Report on Form 8-K filed February 15, 2000.

Item 17. Undertakings.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on this 6th day of September, 2000.

                                        FTI CONSULTING, INC.

                                        By   /s/ Jack B. Dunn, IV
                                             ------------------------------
                                             Jack B. Dunn, IV
                                             Chief Executive Officer and
                                             Chairman of the Board


                               POWER OF ATTORNEY

     Each of the undersigned does hereby constitute and appoint Jack B. Dunn, IV and Theodore I. Pincus, and each of them, with full power of substitution and resubstitution, as his attorney-in-fact to execute in the name of each such person and to file such amendments (including post-effective amendments) to this registration statement as the paid attorney(s) deems necessary, advisable or appropriate and appoints each such person as attorney-in-fact to sign on his behalf amendments, exhibits, supplements and post-effective amendments to this registration statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Signature                                    Title                                    Date
               ---------                                    -----                                    ----
/s/ Jack B. Dunn, IV                      Chief Executive Officer (principal executive         September 6, 2000
--------------------------------          officer) and Chairman of the Board
Jack B. Dunn, IV

/s/ Stewart J. Kahn                       President, Chief Operating Officer and Director      September 6, 2000
--------------------------------
Stewart J. Kahn

/s/ Theodore I. Pincus                    Executive Vice President, Chief Financial Officer
--------------------------------          (principal financial accounting officer) and         September 6, 2000
Theodore I. Pincus                        Secretary

/s/ Scott S. Binder                       Director                                             September 6, 2000
--------------------------------
Scott S. Binder

/s/ Denis J. Callaghan                    Director                                             September 6, 2000
--------------------------------
Denis J. Callaghan

/s/ James A. Flick                        Director                                             September 6, 2000
--------------------------------
James A. Flick

/s/ Peter F. O'Malley                     Director                                             September 6, 2000
--------------------------------
Peter F. O'Malley

/s/ Dennis J. Shaughnessy                 Director                                             September 6, 2000
--------------------------------
Dennis J. Shaughnessy

/s/ George P. Stamas                      Director                                             September 6, 2000
--------------------------------
George P. Stamas